EXECUTION VERSION

SHARE PURCHASE AGREEMENT

AMONG
MOHAWK INDUSTRIES, INC.
UNILIN BVBA
AND
ENTERHOLD S.A.
AND
INTERNATIONAL FLOORING SYSTEMS S.A.
DATED AS OF JANUARY 13, 2015

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		2
1.1	Definitions	2

ARTICLE 2 PURCHASE AND SALE OF THE SHARES		21
2.1	Purchase and Sale of the Shares	21
2.2	Purchase Price	21
2.3	Payment of Estimated Purchase Price	22

ARTICLE 3 PROCEDURE FOR CLOSING		26
3.1	Time and Place of Closing	26
3.2	Seller Actions and Deliverables at the Closing	27

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		30
4.1	Authority; Enforceability	30
4.2	Non-Contravention; Consents	30
4.3	The Shares	31
4.4	Organization; Subsidiaries	31
4.5	Compliance with Applicable Laws	32
4.6	Financial Statements and Books and Records	33
4.7	Real Property	33
4.8	Leased Property	35
4.9	Personal Property	36
4.1	Condition and Sufficiency of Assets	36
4.11	Contracts	36
4.12	Intellectual Property	38
4.13	Environmental Matters	39
4.14	Absence of Changes	40
4.15	Litigation	42
4.16	Insurance	42
4.17	Labor Matters	42
4.18	Employee Benefit Plans	44
4.19	Non-U.S. Benefit Plans	46
4.20	Taxes	47
4.21	Product	49
4.22	Brokers and Finders	49
4.23	FCPA Matters	49
4.24	Sanctions	50
4.25	Subsidies, Grants	50
4.26	Relationships with Related Persons	50
4.27	No Further Representations	50

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		51
5.1	Authority; Enforceability	51

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5.2	Non-contravention; Consents	51
5.3	Organization	52
5.4	Litigation	52
5.5	Brokers and Finders	52
5.7	Financial Statements; Filings; No Undisclosed Liabilities	52
5.8	No Further Representations	54

ARTICLE 6 COVENANTS		55
6.1	Conduct of Business Prior to Closing	55
6.2	No Solicitation of Other Transactions	57
6.3	Notification of Changes; 2014 Audited Financial Statements	57
6.4	Antitrust Filings; Required Approvals	58
6.5	Access to Properties, Books and Records	60
6.6	WARN Notice	60
6.7	Payment of Indebtedness by Related Persons	61
6.8	Release of indemnities, etc.	61
6.9	Further Assurances	61
6.1	Parent Covenant	61
6.11	Listing	61
6.12	Employees and Benefit Plans	61
6.13	Tax Matters	63
6.14	Financing	64
6.15	Title Insurance	65
6.16	Transition Services Agreement with Baltisse	65
6.17	Restructuring	65

ARTICLE 7 MUTUAL CONDITIONS TO CLOSING		66
7.1	Antitrust Filings	66
7.2	2014 Audited Financial Statements	66

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER		66
8.1	Representations and Warranties	66
8.2	Compliance by Seller	67
8.3	No Material Adverse Effect	67
8.4	The Restructuring	67

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		67
9.1	Representations and Warranties	67
9.2	Compliance by Purchaser and Parent	67

ARTICLE 10 POST-CLOSING MATTERS		68
10.1	Non-Competition; Non-Solicitation	68
10.2	Retention of Records	69
10.3	Further Assurances	70
10.4	Quitus	70

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ARTICLE 11 CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS		70
11.1	Confidentiality	70
11.2	Public Announcements	71

ARTICLE 12 TERMINATION		72
12.1	Termination	72
12.2	Effect of Termination	72

ARTICLE 13 INDEMNIFICATION		72
13.1	Agreement of Seller to Indemnify	72
13.2	Agreement of Purchaser and Parent to Indemnify	73
13.3	Procedures for Indemnification	73
13.4	Defense of Third Party Claims	74
13.5	Settlement of Third Party Claims	75
13.6	Duration	75
13.7	Limitations and Exclusions	76
13.8	Insurance and Third Party Recovery	78
13.9	Subrogation Rights	78
13.1	Exclusive Remedy	78

ARTICLE 14 TAX MATTERS		79
14.1	Tax Matters	79
14.2	Audits and Other Proceedings	81
14.3	Carrybacks	82

ARTICLE 15 GENERAL PROVISIONS		82
15.1	Fees and Expenses	82
15.2	Notices	83
15.3	Assignment	84
15.4	No Benefit to Others	84
15.5	Headings and Gender; Construction; Interpretation	84
15.6	Counterparts	85
15.7	Actions of the Company	85
15.8	Integration of Agreement	85
15.9	Waiver	85
15.1	Time of Essence	86
15.11	Governing Law	86
15.12	Arbitration of Disputes	86
15.13	Partial Invalidity	86
15.14	Investigation	87
15.15	Specific Performance	87
15.16	Parent and Purchaser	88

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TABLE OF EXHIBITS

Exhibit	Description	Page

Exhibit A	Form of Purchaser Release Agreement	A-1
Exhibit B	Form of Seller Release Agreement	B-1
Exhibit C	Form of 897(c)(2) statement	C-1

SCHEDULES

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SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 13, 2015, among MOHAWK INDUSTRIES, INC., a Delaware corporation (“Parent”), UNILIN BVBA, a limited liability company (in Belgian: besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of Belgium and with registered office at Ooigemstraat 3, B-8710 Wielsbeke, Belgium, registered under number BE 0405.616.072 and wholly-owned subsidiary of Parent (“Purchaser”), INTERNATIONAL FLOORING SYSTEMS S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, with registered office at 3, rue Thomas Edison, L-1445 Strassen and registered with the Luxembourg Trade and Companies’ Register under number B 157729 (the “Company”), ENTERHOLD S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, with registered office at 3, rue Nicolas Adames, L-1114 Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B34976 (the “Seller” ) and, solely for the purpose of Section 10.1, FILIEP BALCAEN, a resident of Belgium (“Balcaen”).
As of the date of this Agreement, Seller owns 558,245 issued and outstanding shares of the Company, and CORAL & WALLACE BVBA, a besloten vennootschap met beperkte aansprakelijkheid organized under the laws of Belgium, with registered office at 3 Kleine Pontstraat, B-9800 Astene, Belgium, registered under number 0897.591.280 (the “Other Shareholder”) owns 13,410 issued and outstanding shares of the Company.
Seller has entered into a written agreement with the Other Shareholder obligating the Other Shareholder to transfer its issued and outstanding shares in the Company to Seller prior to the Closing, and including an undertaking to keep confidential information provided to it in connection with such agreement.
Seller intends to take, or cause the applicable member of the Company Group to take, all actions necessary to ensure that the Shares are held by Seller and each member of the Company Group is wholly-owned, directly or indirectly, by the Company as of the Closing Date, other than with respect to the class A shares in Avelgem held by certain residents of Avelgem, Belgium.
At Closing, Seller will have the right to transfer all of the issued and outstanding shares (the “Shares”) in the Company.
Seller desires to sell and Purchaser desires to purchase the Shares for the consideration and on the terms set forth in this Agreement.
The Key Personnel have signed term sheets effective as of the Closing Date in a form agreed with Purchaser or Parent and disclosed to Seller (“Key Personnel Term Sheets”).
Certain capitalized terms used in this Agreement are defined in Section 1.1 of this Agreement.

In consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Article 1DEFINITIONS

1.1	Definitions.
(a)    Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. The following terms, when used in this Agreement, shall have the following meanings:
(i) “2014 Audited Financial Statements” means the audited consolidated balance sheet and profit and loss account of the Company as at December 31, 2014 and for the fiscal year then ended, which shall be prepared on a basis consistent with past practices of the Company.
(ii) “2014 Management Accounts” means the management accounts of the Company for the fiscal year ending on December 31, 2014.
(iii) “Accounting Principles” means the Management Accounting Principles and the Statutory Accounting Principles.
(iv) “Accounts Receivable” means all accounts receivable, notes receivable and other monies due for sales and deliveries of goods or performance of services by the Company arising out of the conduct of the Business.
(v) “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Related Persons) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company or any of its Subsidiaries; (ii) the issuance or acquisition of shares or other equity securities of the Company or any of its Subsidiaries; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company's properties or assets, other than in relation to the Proposed Transactions.
(vi) “Affiliated Group” means any affiliated group within the meaning of Code Section 1504 or any comparable or analogous group under state, local or foreign Law.
(vii) “Antitrust Laws” means the HSR Act, the EC Merger Regulations, and any other federal, state or foreign Law or Order designed to prohibit, restrict or regulate actions in order to promote or enhance competition and/or prevent monopolization or restraint of trade.
(viii) “Authorization” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Authority or pursuant to any Law.

(ix) “Avelgem” means Avelgem Green Power CVBA, a société coopérative à responsabilité limitée/coöperatieve vennootschap met beperkte aansprakelijkheid, organized under the laws of Belgium, with registered office at organized under the laws of Belgium, with registered office at Nijverheidslaan 29, 8580 Avelgem, Belgium, registered under number 0562.874.370.
(x) “Balta” means Balta Luxembourg S.à r.l., registered with the Luxembourg Trade and Companies’ Register under number B 101.259.
(xi) “Benefit Plan” means collectively, each pension, retirement, profit-sharing, 401(k), savings, employee stock ownership, stock option, share purchase, stock appreciation rights, restricted stock, phantom stock bonus, equity compensation, stock purchase, restricted stock unit, bridge pension, retention, severance pay, termination pay, change in control, vacation, paid time off, extra vacation, meal voucher, working time reduction days, seniority days, unemployment insurance, death-in-service, hospitalization, holiday, sick pay, supplemental unemployment, salary continuation, bonus, incentive, deferred compensation, executive compensation, medical, vision, dental, life insurance, accident, disability, fringe benefit, flexible spending account, cafeteria, or other similar plan, fund, policy, benefit, perquisite, program, practice, custom, agreement, arrangement, or understanding (A) currently or previously adopted, maintained, sponsored in whole or in part, or contributed to by the Company Group or under which any member of the Company Group has any obligation or liability, contingent or otherwise and (B) for the benefit of any current or former officer, employee, director, retiree, independent contractor, consultant or any spouse, dependent or beneficiary thereof of the Company Group, whether or not such benefit plan is or is intended to be (a) arrived at through collective bargaining or otherwise, (b) funded or unfunded, (c) covered or qualified under the Code, ERISA, or other applicable Law, (d) set forth in an employment agreement, consulting agreement, or other individual agreement, or (e) written or oral.
(xii) “Books and Records” means, in each case to the extent existing, data, databases, books, records, correspondence, business plans and projections, records of sales, customer and vendor lists, files, papers, and, to the extent permitted under applicable Law, copies of historical personnel, payroll and medical records of each of the Employees in the possession of the Company Group, including employment applications, employment agreements, confidentiality and non-compete agreements, disciplinary reports, notices of transfer, notices of rate changes, other similar documents, and any summaries of such documents regularly prepared by the Company Group; and all material manuals and printed instructions of the Company Group.
(xiii) “Business” means the business of manufacturing, distributing, marketing or selling sheet vinyl, luxury vinyl tile flooring, medium- and high-density fibreboard (MDF/HDF) and MDF- and HDF-based laminate flooring.
(xiv) “Business Day” means any day, other than a Saturday, Sunday or public holiday in the United States, Belgium or Luxembourg, on which local banks are open for business in New York, Belgium and Luxembourg for general commercial purposes.
(xv) “Business IP” means the Owned IP and all other registered and material unregistered Intellectual Property Rights used by the Company Group.
(xvi) “Capex Plan” means the plan set forth on Schedule 1.1(a)(xvi)     setting forth planned capital expenditures of the Company and its Subsidiaries, including expenditures related to the U.S. LVT Plant.
(xvii) “Cash” means, in respect of the Company Group and as of December 31, 2014, the aggregate of all cash or cash-equivalent assets that are readily convertible into cash (such as cheques and bills of exchange or marketable securities) held by any member of the Company Group, and any cash balances credited to the account of any member of the Company Group with banks or other financial institutions, including any cash in transit from a member of the Company Group to its banks, but excluding any restricted cash and cash in transit from the clients or customers of a member of the Company Group to the Company Group, in each case determined in accordance with the Statutory Accounting Principles.
(xviii) “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), 42 U.S.C. §9601, et seq., as amended, and the rules and regulations promulgated thereunder.
(xix) “CERCLIS” means the Comprehensive Environmental Response and Liability Information System, as provided for by 40 C.F.R. §300.5.
(xx) “Code” means the United States Internal Revenue Code of 1986, as amended.
(xxi) “Company Group” means the Company together with the Subsidiaries.
(xxii) “Confidential Information” means any information received or obtained by a Party or its Representatives as a result of entering into this Agreement or any other Purchase Document that relates to:

(A)	the existence and provisions of this Agreement and of any other Purchase Document;

(B)	the negotiations relating to this Agreement and of any other Purchase Document;

(C)
(in the case of Seller’s obligations under Article 11) any information relating to the business, financial or other affairs of Purchaser and its Related Persons (including, following the Closing, the Company Group); and

(D)
(in the case of Purchaser’s and Parent’s obligations under Article 11) any information relating to the business, financial or other affairs of Seller and its Related Persons (including, prior to the Closing, the Company Group).

(xxiii) “Confidentiality Agreement” means that certain confidentiality agreement between Mohawk Industries, Inc. and Baltisse C.V. dated December 4, 2012, and amended on December 3, 2013, August 18, 2014 and November 7, 2014.
(xxiv) “Consent” means any consent, approval, authorization, clearance, exception, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.
(xxv) “Contract” means any written agreement, contract, lease, License, instrument or other commitment of any kind or character, that is binding on the Company or a Subsidiary.
(xxvi) “Data Room” means that Project Ivory virtual data room hosted by Intralinks to provide Purchaser and its Representatives with diligence materials in contemplation of the Proposed Transactions.
(xxvii)    “Debt Instrument” means any note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement, or other Contract for the borrowing of money or agreement or arrangement for a line of credit or guarantee, pledge, or undertaking of the Indebtedness of any other Person.
(xxviii) “December 31, 2014 Audited Balance Sheet” means the balance sheet included in the 2014 Audited Financial Statements.
(xxix) “Default” means (a) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (b) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (c) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.
(xxx) “Default Interest” means 6% per annum.
(xxxi) “Development Authority” means the Dalton-Whitfield County Joint Development Authority, and any successor(s) or assign(s) thereof under the U.S. LVT Plant Development Authority Lease.
(xxxii) “Disclosure Schedule” means the Disclosure Schedule delivered by Seller to Purchaser on the date of this Agreement.

(xxxiii)     “EBITDA” means recurring earnings before interest, taxes, depreciation and amortization calculated in accordance with the Management Accounting Principles.
(xxxiv)     “EC Merger Regulation” means Council Regulation No. 139/2004 of the European Community, as amended.
(xxxv)    “Employees” means all employees of the Company or any Subsidiary of the Company.
(xxxvi) “Environmental Law” means any Law relating to the protection of the environment or, as it pertains to exposure to hazardous substances, human health or safety.
(xxxvii) “Environmental Permits” means permits, licenses, approvals, Consents, Orders, and authorizations that are required under Environmental Laws in connection with the Company Group’s operations and business or the ownership, use, or lease of the Company Group’s assets or properties.
(xxxviii) “Equipment” means all machinery, equipment, furniture, tools, computers, terminals, computer equipment, office equipment, business machines, telephones and telephone systems, parts, accessories, and the like, wherever located, and any and all assignable warranties of Third Parties with respect thereto.
(xxxix)     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(xl) “ERISA Affiliate” means any entity that, together with any other entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).
(xli) “Escrow Agent” means BNP Paribas Fortis, ING or, if such banks are unwilling or unable to act as escrow agent as contemplated by this Agreement, such other reputable bank as the Parties shall agree in good faith.
(xlii) “Escrow Agreement” means the agreement to be entered into with the Escrow Agent pursuant to Section 2.6 which will provide for the holding of the Escrow Amount until the Release Date.
(xliii) “Escrow Amount” means €15,000,000.
(xliv) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(xlv) “Financial Statements” means the audited consolidated balance sheets and related statements of income of the Company as at December 31, 2012 and December 31, 2013 and for the fiscal years then ended and, from and after the date of delivery of the 2014 Audited Financial Statements, the 2014 Audited Financial Statements.
(xlvi) “Fundamental Representations” means the representations and warranties of Seller set forth in Sections 4.1, 4.3, 4.4 and 4.22.
(xlvii) “GAAP” means generally accepted accounting principles.
(xlviii)    “Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court of competent jurisdiction, administrative agency or commission or other authority thereof), stock exchange or self-regulatory organization exercising any regulatory, taxing, importing or any other governmental authority, including the European Union.
(xlix) “Hazardous Materials” means any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance regulated under any provision of the Environmental Laws including, without limitation, petroleum, petroleum products, or oil, asbestos, asbestos-containing material or asbestos-containing materials, urea formaldehyde and any polychlorinated biphenyls.
(l) “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
(li) “IFRS” means the International Financial Reporting Standards, and the interpretations thereto, as adopted by the International Accounting Standards Board.
(lii) “Immigration Laws” means the United States Immigration and Nationality Act (INA), and all related laws, including the Immigration Reform and Control Act of 1986 (IRCA), and the rules and regulations promulgated thereunder, and any and all state or local immigration laws.
(liii) “Improvements” means all buildings, structures, fixtures and other improvements included in the Real Property or the Leased Real Property.
(liv) “Indebtedness” means, for the Company and the Subsidiaries on a consolidated basis an amount equal to, without duplication, the sum of the following amounts as set forth on or derived from the 2014 Audited Financial Statements: (a) any indebtedness issued, or incurred in substitution or exchange for indebtedness, for borrowed money of the Company and the Subsidiaries, including the Shareholder Loans, indebtedness evidenced by any Debt Instrument (but in the case of revolving debt or undrawn commitments, only to the extent actually drawn down and outstanding and provided further that any uncalled bank guarantee, line of credit in connection with interest rate swaps or similar arrangement shall not be included in the definition of Indebtedness to the extent it has not been called), plus (b) obligations of the Company and the Subsidiaries under capitalized leases (as determined in accordance with the Statutory Accounting Principles), plus (c) net obligations of the Company and the Subsidiaries in respect of interest rate swaps, hedges or similar arrangements (provided that fifty percent of such amount (but not more than €1,350,000) shall be excluded), plus

(d) all obligations of the Company and the Subsidiaries for the payment of bonuses and other incentive-based expenses to Employees incurred or accrued or required to be incurred or accrued for the fiscal year ended December 31, 2014 (other than to the extent reserved or accrued on the 2014 Audited Financial Statements and reflected in the calculation of EBITDA pursuant to Section 2.2 (€4,880,000) and other than those payable as a result of the execution of this Agreement or the consummation of the Proposed Transactions and which are included as a Transaction Expense), plus (e) payments under any Non-U.S. Benefit Plan (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company or its Subsidiaries, plus (f) an amount equal to the shortfall, if any, resulting from the subtraction of (A) the value of the Company’s Inventory as recorded on the 2014 Audited Financial Statements from (B) the average value of the Company’s Inventory as of the last day of each month during the 2014 fiscal year (calculated by adding the value of the Company’s Inventory as of the last day of each month during the 2014 fiscal year and dividing such sum by twelve), plus (g) the U.S. LVT Plant Remaining Capex Amount, plus (h) capex financing (including from Third Party vendors) where payments are (x) overdue by more than 30 days beyond the last day for scheduled payment under the terms of the relevant Contract or (y) not payable within 365 days, provided that in each case the overdue or not payable portion, as applicable, will be counted as Indebtedness, plus (i) trade payables overdue by more than 30 days beyond the last day for scheduled payment under the terms of the relevant Contract, other than where the Company Group has reasonable grounds on which to contest (and is actually contesting) such payable, whether as to validity, amount or date due, in which case only the amount not being contested will be included as Indebtedness, plus (j) all obligations of the kind referred to in clauses (a) through (i) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any lien on property (including accounts and contract rights) owned by the Company or any of the Subsidiaries, whether or not the Company or such Subsidiary has assumed or become liable for the payment of such obligation, plus (k) any fees, penalties (excluding pre-payment fees and penalties), accrued interest or other expenses for obligations of the kind referred to in clauses (a) through (j) above.
(lv) “Indemnification Claim” means a claim for indemnification under Article 13.
(lvi) “Indemnitee” means the Party seeking indemnification hereunder.
(lvii) “Indemnitor” means the Party against whom indemnification is sought hereunder.
(lviii) “Intellectual Property Rights” shall mean the following intangible property and rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (i) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications, together with the goodwill associated with any of the foregoing; (ii) internet domain names, whether or not trademarks, registered in any generic top level domain or country-code level domain; (iii) original works of authorship in any medium of expression, whether or not published, all copyrights and databases (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications; (iv) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part; reissues, extensions, reexaminations and renewals of such patents and applications; and (v) trade secrets under applicable Law, and confidential or proprietary production information, customer lists, know-how, formulas, databases, production information, compounds and other confidential or proprietary business information.
(lix) “Inventory” means all raw materials, work-in-progress, samples held in the Ordinary Course of Business and physically in the warehouses and properties of the Company Group and finished goods wherever located.
(lx) “IP Risks” means any Litigation introduced or claim made against the Company and/or the Subsidiaries alleging infringement, violation or misappropriation of a Third Party’s Intellectual Property Rights as a result of the manufacturing or distribution of any product by the Company and/or the Subsidiaries during the period prior to and ending on the Closing Date and subject to the determination of any Losses resulting from (i) such Litigation by virtue of a final and non-appealable judgment, arbitral award or similar binding decision by the relevant Governmental Authority or (ii) such claim by virtue of full and final satisfaction, release and settlement of such claim.
(lxi) “IRS” means the Internal Revenue Service of the United States.
(lxii) “IVC US” means IVC US, Inc., a Georgia corporation and a Subsidiary.
(lxiii) “Key Personnel” means those Employees listed on Schedule 1.1(a)(lxiii)    .
(lxiv) “Knowledge” or “Known” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of such Person and the knowledge that such Person should have had given such Person’s position and responsibilities; provided that as used with respect to the Company and its Subsidiaries means the Knowledge of only the individuals set forth on Schedule 1.1(a)(lxiv).
(lxv) “Labor Claims” means material claims, investigations, charges, citations, hearings, consent decrees, or litigation by any Person concerning: wages, compensation, bonuses, commissions, awards, or payroll deductions; equal employment or human rights violations regarding race, color, religion, sex, national origin, age, handicap, veteran's status, marital status, disability, or any other recognized class, status, or attribute under any federal, state, local or foreign equal employment Law prohibiting discrimination, retaliation and/or harassment; illegal or unfair labor practices pursuant to the U.S. National Labor Relations Act; formal grievances (to the extent foreseen under applicable Law) or arbitrations pursuant to current or expired collective bargaining agreements; occupational safety and health; federal, state, or local leave laws; workers' compensation; wrongful termination, invasion of privacy or defamation; any law related to whistleblowers; Immigration Laws or any other claim based on the employment relationship or termination of the employment relationship.
(lxvi) “Law” means any code, directive, law (including common law), statute or regulation.
(lxvii) “Leased Real Property” means all real property described on Schedule 4.8 that is not owned by the Company that the Company either occupies or uses or has the right to occupy or use, together with all Improvements thereon (including construction in progress) and appurtenances thereto located on such real property.
(lxviii)    “Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking (and, for the avoidance of any doubt, where the term “liability” or “liabilities” is used in this Agreement in lower case, such term shall not bear the meaning ascribed in this definition, but shall be construed in accordance with Luxembourg law).
(lxix) “License” means any license, franchise, notice, permit, easement, right, certificate, authorization, approval or filing to which any Person is a party or that is or may be binding on any Person or its securities, property or business.
(lxx) “Lien” means all mortgages, pledges, security interests, usufructs (“usufruit”), options, rights of first refusal, easements (“servitude”), or any other Third Party rights of any kind.
(lxxi) “Litigation” means any suit, action, proceeding, arbitration, cause of action, claim, criminal prosecution or investigation commenced, brought, conducted or heard by or before any Governmental Authority.
(lxxii) “Losses” shall mean any and all damages, losses, liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs, Taxes and expenses (including the reasonable costs and expenses of attorneys incurred in the defense thereof), but excluding consequential damages, special damages, incidental damages (other than arising by reason of or resulting from efforts to mitigate Losses), indirect or punitive damages (other than such damages awarded to any third party against an Indemnified Party) and for the avoidance of any doubt a contingent liability shall not constitute Loss unless and until such liability becomes an actual liability.

(lxxiii)    “Management Accounting Principles” means the management accounting principles attached as Schedule 1.1(a)(lxxiii) .
(lxxiv)    “Marketing Commencement Date” means the date on which the closing conditions in Sections 7.1 and 7.2 have been satisfied.
(lxxv) “Market Disruption” means any change, event, occurrence, fact or circumstance, the effect of which is both material and adverse to the ability of Purchaser to secure financing through the capital markets on terms reasonably favorable to Purchaser, including changes in general economic conditions and changes in the financial, credit, banking, currency or capital markets in general (whether in the United States, the European Union or otherwise); provided that a Market Disruption may only occur once and shall only be deemed to exist for a maximum of an aggregate of 15 Business Days, after which any change, event, occurrence, fact or circumstance that would otherwise constitute a Market Disruption shall not be deemed to constitute a Market Disruption.
(lxxvi)    “Material Adverse Effect” means any fact, circumstance, occurrence, change or event that has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, other than any fact, circumstance, occurrence, change or event resulting from, relating to or arising out of: (i) changes in general economic conditions in any of the markets, industries or geographical areas in which the Company or any of its Subsidiaries operate (except to the extent that such changes materially and disproportionately have a greater adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to the adverse impact such changes have on other Persons operating in the same industries as the Company and its Subsidiaries operate); (ii) any change in the financial, credit, banking, currency or capital markets in general (whether in the United States, the European Union, Russia or any other country in which the Company or any of its Subsidiaries operate) or changes in currency exchange rates or interest rates or currency fluctuations; (iii) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) changes in Law, IFRS or GAAP in any relevant country or other accounting requirements or principles imposed upon the Company and its Subsidiaries, including, in each case, the interpretations thereof; (v) any actions taken, or failures to take action, as contemplated or permitted by the Purchase Documents or to which Purchaser or Parent has consented; or (vi) the announcement of the sale or potential sale of the Company or the other Proposed Transactions, or the announcement or the taking of any action contemplated by this Agreement or the other Purchase Documents, including by reason of the identity of Purchaser and Parent or any plans or intentions of Purchaser or Parent with respect to the conduct of the businesses of any of the Company or any of its Subsidiaries, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers and/or employees.

(lxxvii)     “Most Recent Audited Balance Sheet” means the audited consolidated balance sheet of the Company as at December 31, 2013; provided, however, from and after the delivery of the 2014 Audited Financial Statements, “Most Recent Audited Balance Sheet” shall mean the December 31, 2014 Audited Financial Statements.
(lxxviii) “Offsite Migration” means the migration of Hazardous Materials onto or under such parcel discharged, dumped, released, spilled, leaked, buried or disposed of on or from land neighboring such parcel.
(lxxix)    “Optionholder” means the individuals listed on Schedule 4.3(d) as holding options in the Company or a Subsidiary.
(lxxx)    “Order” means any decree, injunction, judgment, order, ruling, writ, quasi-judicial decision or award or administrative decision or award of any federal, state, local, foreign or other court, arbitrator, mediator, tribunal, administrative agency or Governmental Authority to which any Person is a party or that is or may be binding on any Person or its securities, assets or business.
(lxxxi)    “Ordinary Course of Business” means the following: an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action is generally consistent in nature, scope and magnitude with similar past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person.
(lxxxii)     “Other Conditions Precedent” means the closing conditions set out in Article 7, Article 8 and Article 9 that can only be satisfied at Closing.
(lxxxiii) “Owned IP” means the registered and material unregistered Intellectual Property Rights owned by the Company and its Subsidiaries.
(lxxxiv) “Parent Common Stock” means the $.01 par value common stock of Parent.
(lxxxv) “Parent Common Stock Consideration” means 805,811 shares of Parent Common Stock, provided that in the event of any stock split, recapitalization or other adjustment in relation to the Parent Common Stock after the date hereof, the Parent Common Stock Consideration shall be appropriately adjusted such that Seller is not prejudiced thereby.
(lxxxvi) “Parent Financial Statements” means the consolidated balance sheets (including related notes and schedules, if any) of the Parent as of September 27, 2014 and as of December 31, 2013 and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 27, 2014, and for each of the three fiscal years ended December 31, 2013, 2012 and 2011, as filed by the Parent in the SEC Documents.

(lxxxvii) “Parent Group” means Parent and its Related Persons from time to time.
(lxxxviii) “Party” means any party hereto and “Parties” means all parties hereto.
(lxxxix) “Permit” means any Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets, or business.
(xc) “Permitted Encumbrances” means (i) those encumbrances set forth on or disclosed in the Disclosure Schedule; (ii) mechanics’, carriers’, workmen’s, repairmen’s liens or other like encumbrances arising or incurred in the ordinary course of business, to the extent the underlying payment for such liens or encumbrances is not yet due and payable; (iii) encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings; (iv) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties; (v) other imperfections of title or encumbrances, if any, that do not, individually or in the aggregate, materially impair the continued use and operation of the Company’s assets in the conduct of its business as presently conducted; (vi) easements, covenants, rights-of-way and other similar restrictions of record; (vii) any conditions that may be shown by a current, accurate survey or physical inspection of any real property made prior to Closing that do not, individually or in the aggregate, materially impair the continued use and operation of the Company’s assets in the conduct of its business as presently conducted; and (viii) (A) zoning, building and other similar restrictions, (B) Encumbrances that have been placed by any developer, landlord or other third party on property over which the Company has easement rights and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in this clause (viii), in the aggregate, materially impair the continued use and operation of real property used in the conduct of the business of the Company as presently conducted.
(xci) “Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.
(xcii) “Proposed Transactions” means the transactions contemplated by this Agreement and the other Purchase Documents.
(xciii) “Purchase Documents” means this Agreement, the Escrow Agreement, the Warehouse Purchase Agreements, the Registration Rights Agreement, the

Transition Services Agreement and the other documents or agreements to be executed in connection herewith.
(xciv) “Purchaser Group” means Parent, Purchaser and their Related Persons from time to time.
(xcv) “Purchaser Indemnitees” means Parent, Purchaser and their officers, employees, agents and other Related Persons.
(xcvi) “Purchaser Release” means a release, in substantially the form attached hereto as Exhibit A with respect to (i) all claims and potential claims against Seller or any of its Related Persons by any member of the Company Group or such member’s officers, directors or managers, and (ii) any and all obligations of Seller and its Related Persons to the Company Group, in each case other than claims, potential claims or obligations as provided in the Purchase Documents.
(xcvii)    “Real Property” means all real property described on Schedule 4.7 that is owned by the Company or any Subsidiary, and all of the Company’s right, title, and interest in the Improvements located thereon, together with all water lines, rights of way, uses, Licenses, hereditaments, tenements, and appurtenances belonging or appertaining thereto and any and all assignable warranties of Third Parties with respect thereto.
(xcviii) “Real Property Leases” means any real estate leases (including, any assignment of a real estate lease or sublease) pursuant to which the Company leases any Leased Real Property, and any and all assignable warranties of Third Parties with respect thereto, and any amendments, extensions and renewals of such real estate leases, including without limitation the U.S. LVT Plant Development Authority Lease.
(xcix) “Real Property Taxes” means all ad valorem taxes imposed upon the Real Property and any portion of the Leased Real Property, general assessments imposed with respect to the Leased Real Property and special assessments upon the Leased Real Property, whether payable in full or by installments prior to the Closing Date.
(c) “Registration Rights Agreement” means the agreement to be entered into between Parent and Seller prior to the Closing pursuant to which Parent will grant customary registration rights to Seller with respect to the shares of Parent Common Stock constituting the Parent Common Stock Consideration (such registration rights to take effect six months after the Closing Date).
(ci) “Related Person” means with respect to a particular individual: (A) each other member of such individual's Family; (B) any Person that is directly or indirectly controlled by any one or more members of such individual's Family; (C) any Person in which any member of such individual's Family holds (individually or in the aggregate) a Material Interest; and (D) any Person with respect to which one or more members of such individual's Family serves as a director, officer, partner, executor or trustee (or in a similar capacity). With respect to a specified Person other than an individual: (aa) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person; (bb) any Person that holds a Material Interest in such specified Person; (cc) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (dd) any Person in which such specified Person holds a Material Interest; and (ee) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity). For purposes of this definition, (I) ”control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; (II) the “Family” of an individual includes (1) the individual, (2) the individual's spouse, (3) any other natural person who is the parent or child of the individual or the individual's spouse and (4) any other natural person who resides with such individual, other than in each case any Person who acquires such status after the date of this Agreement; and (III) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least 5% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 5% of the outstanding equity securities or equity interests in a Person. Notwithstanding anything to the contrary in this Agreement, Balta shall not be a Related Party.
(cii) “Representatives” means, in relation to a Person, its respective Related Persons and the directors, officers, employees, agents, advisers, accountants and consultants of that Person and/or of its respective Related Persons.
(ciii) “Rights” means all arrangements, calls, commitments, contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of a Person or by which a Person is or may be bound to issue additional shares or other Rights.
(civ) “Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated persons or entities maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (including, without limitation, the List of Specially Designated Nationals and Blocked Persons and the Sectoral Sanctions Identifications List), the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state or (b) any person or entity owned 50% or greater by any such person or entity described in the foregoing clause (a).
(cv) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. federal government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United

Nations Security Council, the European Union, any European Union member state or Her Majesty’s Treasury of the United Kingdom.
(cvi) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
(cvii) “SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a party or any of its Related Persons with any Governmental Authority pursuant to the Securities Laws.
(cviii) “Securities Act” means the United States Securities Act of 1933, as amended.
(cix) “Securities Laws” means the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Governmental Authority promulgated thereunder.
(cx) “Seller Indemnitees” means Seller and its officers, directors, managers, general partners, shareholders, members, partners, employees, agents and its other Related Persons.
(cxi) “Seller Release” means a release, in substantially the form attached hereto as Exhibit B with respect to (i) all claims and potential claims by Seller against any member of the Company Group or such member’s officers, directors or managers, and (ii) any and all obligations of the Company Group to Seller, in each case other than claims, potential claims or obligations as provided in the Purchase Documents.
(cxii) “Shareholder Loan Interest” means interest, yield and return that has accrued or will accrue up to the Closing Date, provided that provisions in the Shareholder Loans requiring sufficiently available funds, that the relevant debtor company will not become insolvent and other conditions shall be deemed for the purpose of this definition to have been satisfied.
(cxiii) “Shareholder Loans” means the loans and bonds listed on Schedule 1.1(a)(cxiii).
(cxiv) “Shaw Contract” means the supply agreement dated September 14, 2010 between IVC US and IVC NV as suppliers and Shaw Industries Group, Inc. as purchaser.
(cxv) “Specified Environmental Risks” means those environmental matters listed on Schedule 1.1(a)(cxv).
(cxvi) “Specified Indebtedness” means the Indebtedness listed on Schedule 1.1(a)(cxvi).

(cxvii)    “Specified Litigation Risks” means (a) the proceedings initiated before the Commercial Court (Rechtbank van Koophandel) of Kortrijk but currently pending before the Court of Appeal (Hof van Beroep) of Ghent concerning the agreement for the supply / purchase of wood dust dated 3 December 2003 between Nacospan N.V. and Spanolux S.A., and (b) the dispute between Välinge Flooring Technology AB (Välinge) and Spanolux N.V. Divisie Balterio relating to Välinge’s German utility model DE 20 2012 007 012 U1 (infringement and cancellation proceedings).
(cxviii)     “Specified Subsidies Risks” means the agreement entered into between the Walloon Region and Spanolux NV, dated July 1, 2002 and the decision of the European Commission nr. N 210/2003 pursuant to which Spanolux NV may be required to reimburse subsidies received if it does not achieve certain investment program targets.
(cxix) “Statutory Accounting Principles” means Luxembourg GAAP implemented by the Company as described in Schedule 1.1(a)(cxix) .
(cxx) “Tax” means any federal, state, county, local, or foreign tax, charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duty, shares, paid-up capital, profits, withholding, social security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, goods and services, alternative or add-on minimum, estimated, or other tax, incompatible State aid recovered by any Governmental Authority or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Authority, including any interest, penalties, and additions imposed thereon or with respect thereto, and including liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
(cxxi) “Taxing Authority” means the IRS and any other federal, state, local or foreign Governmental Authority responsible for the administration of any Tax.
(cxxii) “Tax Benefit” means any deduction or loss that may be claimed for Tax purposes by an Indemnitee.
(cxxiii)    “Tax Return” means any return (including any informational return) report, statement, schedule, notice, certificate, form or other document or information filed with or submitted to, or required to be filed with or submitted to any Taxing Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of compliance with any legal requirement relating to any Tax.
(cxxiv)     “Third Party” means any Person other than a Party.

(cxxv) “Third Party Claim” means any Litigation instituted against the Indemnitee which, if prosecuted successfully, would be a matter for which the Indemnitee is entitled to indemnification under this Agreement (including Article 14).
(cxxvi)     “Third Party Service Provider” means a Third Party that provides outsourcing or other data or IT-related services for the Company Group.
(cxxvii) “Transaction Expenses” means (a) any amounts that are payable by a member of the Company Group as a result of an action taken or directed by Seller or, prior to Closing, a member of the Company Group to (x) counsel to the Company Group or Seller, and (y) any other transaction advisor engaged by the Company, any Subsidiary or Seller, including accountants and data room administrators, in connection with this Agreement and the Proposed Transactions, (b) all amounts (other than the Warehouse Purchase Price and payments in respect of the Shareholder Loans including the Shareholder Loan Interest) that are payable by any member of the Company Group to directors, officers, consultants or employees of the Company or any Subsidiary as a result of the execution of this Agreement or the consummation of the Proposed Transactions, (c) all costs and expenses relating to the Restructuring, (d) all amounts (other than the Warehouse Purchase Price and payments in respect of the Shareholder Loans including the Shareholder Loan Interest) that are payable to Seller or Related Persons of Seller by the Company or any Subsidiary as a result of the execution of this Agreement or the consummation of the Proposed Transactions; provided, that in the case of each of clauses (a) through (d), such expenses are incurred prior to or at the Closing and are paid or payable after December 31, 2014. Any component of Transaction Expenses not denominated in Euros shall be converted into Euros by reference to the World Market Fix rate as of 11:00am New York Time on the fourth Business Day immediately preceding the Closing Date. For the avoidance of doubt, expenses incurred at the direction of Purchaser, Parent or their Representatives other than as set forth in the Purchase Documents are not “Transaction Expenses”.
(cxxviii) “Transition Services Agreement” means the transition services agreement to be entered into between Baltisse N.V. and the provider of transition services pursuant to Section 6.16.
(cxxix)    “Treasury Regulations” means the Federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time.
(cxxx)    “U.S. LVT Plant” means that certain manufacturing facility located at 101 IVC Drive, Dalton, Georgia 30721, United States, together with the land on which it is situated and all other improvements located thereon and appurtenances thereto.
(cxxxi)    “U.S. LVT Plant Development Authority Documents” means the U.S. LVT Plant Development Authority Lease, together with all other Bond Documents (as defined in the U.S. LVT Plant Development Authority Lease) evidencing or otherwise entered into in connection with the issuance revenue bond(s) by the

Development Authority in the maximum principal amount of $170,000,000 to finance the acquisition and/or construction of the U.S. LVT Plant and certain equipment and other personal property affixed or appurtenant thereto or located or to-be-located thereon.
(cxxxii) “U.S. LVT Plant Development Authority Lease” means that certain Lease Agreement by and between the Development Authority and IVC US, dated as of July 1, 2014, concerning the terms under which IVC US leases the U.S. LVT Plant from the Development Authority.
(cxxxiii) “U.S. LVT Plant Remaining Capex Amount” means €35,877,000.
(cxxxiv) “U.S. Real Property” means the Real Property, if any, located in the United States.
(cxxxv) “Vehicles” means all motor vehicles, trucks, forklifts, and other rolling stock and all assignable warranties of Third Parties related thereto.
(cxxxvi) “Warehouse” means that certain warehouse located at Nijverheidslaan 29, 8580 Avelgem, Belgium leased by Baltissimmo to IVC NV.
(cxxxvii) “Warehouse Freehold” means the residual rights (tréfonds) over the Warehouse held by the Company.
(cxxxviii) “Warehouse Leasehold” means the long term lease right (erfpacht/emphytéose) over the Warehouse held by Baltissimmo.
(cxxxix) “Warehouse Purchase Documents” means those documents relating to the purchase of the Warehouse to be negotiated in good faith between Purchaser or its Related Party and Baltissimmo between the date of this Agreement and the Closing Date in accordance with Section 2.5.
(cxl) “Warehouse Purchase Price” means the price to be paid for the Warehouse Leasehold as determined in accordance with Section 2.5.
(cxli) “Warehouse Valuation” means the value of the Warehouse determined by the Warehouse Valuer.
(cxlii)    “Warehouse Valuer” means BVBA Landmeter Pol Hautekiet or, if BVBA Landmeter Pol Hautekiet is unwilling or unable to act as the valuer of the Warehouse as contemplated by this Agreement, such other Chartered Surveyor as the Parties shall agree in good faith or, failing such agreement, the president of the commercial court of Kortrijk shall nominate.
(cxliii)    “World Market Fix” rate means the 4pm London time WM/Reuters Euro to USD exchange rate distributed by World Markets Co.

(b)    The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.
(c)    The Schedules and Exhibits to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and Exhibits and vice versa.
(d)    The original version of this Agreement has been drafted in English. Should this Agreement be translated into French or any other language, the English version shall prevail among the Parties to the fullest extent permitted by Luxembourg law, provided, however, that whenever French translations of certain words or expressions are contained in the original English version of this Agreement, such translations shall be conclusive in determining the Luxembourg legal concept(s) to which the Parties intended to refer.
(e)    The words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular clause, paragraph or other subdivision.
(f)    The words “include”, “includes”, “including” and all forms and derivations thereof shall mean including but not limited to.
(g)    All periods of time set out in this Agreement shall be calculated from midnight to midnight. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is a Business Day, the expiration date shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) (“de quantième à veille de quantième”).
(h)    Unless otherwise provided herein, all references to a fixed time of a day shall mean Luxembourg time.
(i)    The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Page

Additional Amount	24
Adjustment Report	23
Agreement	1
Balcaen	1
Base Amount	21
Claim Resolution Period	74
Closing	26

Term	Page

Closing Date	26
Company	1
Continuing Employees	61
De Minimis Amount	76
DOJ	58
EBITDA Adjustment	22
Estimated Purchase Price	22

Estimated Purchase Price Statement	22
FCPA	49
FTC	58
Governing Documents	30
Governmental Antitrust Authority	58
Indemnification Claim Notice	74
Independent Accounting Firms	24
Key Personnel Term Sheets	1
Material Contracts	36
Maximum Amount	76
Negotiation Period	24
New Company Plans	62
Non-U.S. Benefit Plans	46
NYSE	54
Objection Notice	23
Other Shareholder	1
Outside Date	72
Parcel	33
Parent	1
Parent SEC Reports	52
Payoff Letters	27

Positive EBITDA Difference	22
Pre-December 31 Tax Period	79
Purchase Price	21
Purchaser	1
Release Date	75
Restricted Period	68
Restricted Territory	68
Restructuring	65
Seller	1
Shareholder Loan Payoff Letters	28
Shares	1
Shortfall Amount	24
Straddle Period	79
Subsidiaries	31
Subsidiary	31
Tax Indemnity	79
Tax Sharing Agreement	48
Threshold Amount	76
U.S. Benefit Plans	44
WARN Act	43

ARTICLE 2    PURCHASE AND SALE OF THE SHARES

2.1	Purchase and Sale of the Shares.
On and subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, and Purchaser shall purchase, all of Seller’s right, title, and interest in and to the Shares. Seller shall transfer and convey the Shares and Purchaser shall purchase, the Shares free and clear of any and all Liens.

2.2	Purchase Price.
(a)    The purchase price for the Shares shall be an amount equal to, without duplication:
(i) €1,008,000,000 (the “Base Amount”); minus
(ii) the amount of Indebtedness; minus
(iii) the amount of Transaction Expenses; minus
(iv) the Warehouse Purchase Price; plus
(v) the amount of Cash;
the amount calculated pursuant to this sentence, the “Purchase Price”.

(b)    The Base Amount presented in paragraph (a) above is based on an assumption that the EBITDA for the Company Group for the twelve months ended December 31, 2014 is equal to or greater than €101,500,000. In the event that the EBITDA for the Company Group for the twelve months ended December 31, 2014 as derived from the 2014 Management Accounts (applying the Management Accounting Principles) is less than €101,500,000, then the Base Amount shall be reduced by an amount equal to 9.93 times the difference thereof, rounded up to the nearest whole Euro (the “EBITDA Adjustment”).
(c)    In the event that the EBITDA for the Company Group for the twelve months ended December 31, 2014 as derived from the 2014 Management Accounts (applying the Management Accounting Principles) is greater than €101,500,000 (such difference being the “Positive EBITDA Difference”), then any Shortfall Amount that would otherwise be payable by Seller pursuant to Section 2.4(f) shall be reduced by an amount equal to 9.93 times the Positive EBITDA Difference, rounded up to the nearest whole Euro.
(d)    Not later than the Marketing Commencement Date, Seller shall prepare and deliver to Purchaser a statement, certified by an authorized signatory of the Company (the “Estimated Purchase Price Statement”), setting forth Seller’s good faith estimate of the Purchase Price as of the Closing Date (the “Estimated Purchase Price”), including the amount of the EBITDA Adjustment or the Positive EBITDA Difference, if any, together with reasonable supporting detail.
(e)    After receipt of the Estimated Purchase Price Statement and prior to the second Business Day prior to the anticipated Closing Date, Purchaser may notify Seller in the event that it disputes any aspect of the Estimated Purchase Price Statement and Purchaser and Seller shall negotiate in good faith to resolve such dispute. If Purchaser and Seller agree upon the amounts set forth in the Estimated Purchase Price Statement, then the Estimated Purchase Price set forth therein shall be deemed to apply for purposes of this Agreement. If Purchaser and Seller fail to agree upon the amounts set forth in the Estimated Purchase Price Statement at least one Business Day before the anticipated Closing Date, neither Purchaser nor Seller shall delay the Closing because of such failure to agree and the Estimated Purchase Price set forth in the Estimated Purchase Price Statement delivered by Seller shall be deemed to apply for purposes of this Agreement. However, the occurrence of the Closing shall not constitute a waiver of Purchaser’s right to proceed to the determination procedure set out in Section 2.4.
2.3    Payment of Estimated Purchase Price.
(a)    On the Closing Date, Purchaser shall pay (i) to Seller the Estimated Purchase Price minus the Escrow Amount and minus €100,000,000, (ii) to Seller the Parent Common Stock Consideration, (iii) to Baltissimmo NV the Warehouse Purchase Price, (iv) to the Company, the amounts set forth on the Shareholder Loan Payoff Letters (which the Company shall then immediately pay to the holders of the Shareholder Loans), (v) to the Company, the amounts set forth on the Payoff Letters (which the Company shall then immediately pay to the holders of the Specified Indebtedness), and (vi) to the Escrow Agent the Escrow Amount to be held and administered by the Escrow

Agent in accordance with the terms of the Escrow Agreement. All such payments, other than the Parent Common Stock Consideration, shall be wire transfers of immediately available funds. Amounts with respect to Specified Indebtedness that are stated in the Payoff Letters to be payable in United States dollars shall be paid by Purchaser in United States dollars.
(b)    Any payment to be made by wire transfer of immediately available funds pursuant to this Agreement by Purchaser shall be made to the bank accounts nominated by Seller, such details to be provided by Seller in writing to Purchaser at least three Business Days prior to the due date for payment. Unless otherwise agreed by each Party in writing, any payments by wire transfer under this Agreement shall be in immediately available funds in Euros without any withholding (except as otherwise provided in accordance with Section 3.5), set-off, deduction or counterclaim. All payments shall be made by electronic transfer on the due date for payment and receipt of the amount due shall be an effective discharge of the relevant payment obligation.
2.4    Post-Closing Adjustment.
(a)    In the event that (i) Purchaser has timely notified Seller in accordance with Section 2.2(e) that it disputes the Estimated Purchase Price Statement, (ii) the Parties were unable to resolve the dispute prior to the Closing, and (iii) provided that the amount by which Purchaser disputes the Estimated Purchase Price exceeds an amount equal to 9.93 times the Positive EBITDA Difference, as soon as is reasonably practicable after the Closing Date but not more than 30 days after the Closing Date, Purchaser shall prepare and deliver to Seller a written statement showing in reasonable detail Purchaser’s computation of the Purchase Price (the “Adjustment Report”) together with reasonable supporting detail, which Adjustment Report shall be prepared in accordance with this Agreement and the relevant Accounting Principles on a basis consistent with that used in the preparation of the Financial Statements and the Management Accounting Policies. All components of the Purchase Price that can be derived from the 2014 Audited Financial Statements shall be derived from the 2014 Audited Financial Statements without further adjustment (it being understood that the EBITDA Adjustment is to be based on the Management Accounting Principles and that the Transaction Expenses may reflect expenses incurred after December 31, 2014). In the event that Purchaser has not delivered to Seller an Adjustment Report in accordance with this Section 2.4 within the period of 30 days following the Closing Date, the Estimated Purchase Price set forth in the Estimated Purchase Price Statement shall be deemed final, conclusive and binding.
(b)    Upon receipt of the Adjustment Report, Seller shall review the Adjustment Report and shall promptly, but in any event within 30 days following such receipt, notify Purchaser of any objection Seller has to Purchaser’s computation of the Purchase Price in the Adjustment Report by describing in reasonable detail in a written notice to Purchaser (the “Objection Notice”) Seller’s objection to Purchaser’s computation of the Purchase Price. If Seller does not deliver an Objection Notice within such 30 day period, then Seller shall be deemed to have accepted the Adjustment Report, and the Purchase Price set forth in the Adjustment Report shall be deemed final, conclusive and binding. In the event of timely delivery of an Objection Notice, Seller and Purchaser shall immediately attempt, in good faith, to resolve all disputes between Seller and Purchaser concerning any matter set forth in the Objection Notice within a period of 30 days (the “Negotiation Period”).
(c)    If Seller and Purchaser are unable to agree upon the Purchase Price during the Negotiation Period, then Seller and Purchaser shall each nominate an independent accounting firm (collectively, the “Independent Accounting Firms”), which shall determine the Purchase Price. Purchaser and Seller shall instruct the Independent Accounting Firms to deliver their written determination to Seller and Purchaser no later than the 45th day following the date on which the remaining differences are referred to the Independent Accounting Firms or such other date as may be specified by the parties, which written determination shall (i) be in accordance with (A) this Agreement (including paragraph (a) above) and (B) to the extent not derivable pursuant to clause (A), the Accounting Principles applied in a manner that is consistent with that used in the preparation of the Financial Statements and, in relation to the EBITDA Adjustment, the Management Accounting Principles, (ii) be based solely on presentations and written submissions by Seller and Purchaser to the Independent Accounting Firms, and not by independent review, (iii) set forth in reasonable detail the basis for the Independent Accounting Firms’ final determination of the Purchase Price and (iv) absent manifest error, be final, conclusive, non-appealable and binding on the Parties. In determining each disputed item, the Independent Accounting Firms may not assign a value to such item greater than the greatest value for such item claimed by either Seller or Purchaser or less than the lowest value for such item claimed by either Seller or Purchaser. Seller and Purchaser shall make available to the Independent Accounting Firms and to each other all relevant books and records and working papers (including access to personnel at the Company, Seller and Purchaser who prepared, or in the case of Seller reviewed, the Adjustment Report) and all other items reasonably requested by the Independent Accounting Firms. The fees and expenses (including VAT) of each Independent Accounting Firm shall be borne by the relevant instructing party.
(d)    If the Independent Accounting Firms cannot resolve the remaining differences within the period of 45 days referred to in Section 2.4(c), such remaining differences shall be resolved by arbitration in accordance with the dispute resolution procedures set forth in Section 15.12 of this Agreement.
(e)    If the Purchase Price as finally determined pursuant to this Agreement exceeds the Estimated Purchase Price (the amount of such excess, the “Additional Amount”), then within five Business Days following such determination, Purchaser shall pay to Seller the Additional Amount by wire transfer of immediately available funds without any withholding (except as permitted by Section 3.5), set-off, deduction or counterclaim.
(f)    If the Estimated Purchase Price exceeds the Purchase Price as finally determined pursuant to this Agreement (the amount of such excess, the “Shortfall Amount”), then Seller shall pay to Purchaser, within five Business Days following such determination, an amount equal to (i) the Shortfall Amount, minus (ii) an amount equal to 9.93 times the Positive EBITDA Difference, rounded up to the nearest whole Euro (up to the Shortfall Amount), by wire transfer of immediately available funds without any withholding (except as permitted by Section 3.5), set-off, deduction or counterclaim.
(g)    All payments made by the Seller to Purchaser or by Purchaser to the Seller under this Agreement, other than payments of interest, shall so far as possible be made by way of adjustment to the Purchase Price.
(h)    If any amount due for payment in accordance with this Agreement is not paid on the due date for payment, the Person in default shall pay the Default Interest on such amount from but excluding the due date to and including the date of actual payment calculated on a daily basis.
2.5    Warehouse.
(a)    The Parties agree the following in relation to the acquisition of the Warehouse Leasehold:
(i) The Parties shall negotiate in good faith (A) the structure of the acquisition of the Warehouse Leasehold by Purchaser or a Related Person and the Warehouse Purchase Documents and (B) the identity of the Warehouse Valuer, and shall use commercially reasonable efforts to reach such agreement as quickly as possible and in any event within one month following the date of this Agreement (the “Warehouse Negotiation Period”).
(ii) In the event that the Parties are unable to reach agreement on the structure of the acquisition of the Warehouse Leasehold by Purchaser or its Related Party and the Warehouse Purchase Documents during the Warehouse Negotiation Period:

(A)
Purchaser shall or shall procure that, on the Closing Date, one of its Related Parties (other than the entity which owns the Warehouse Freehold) shall purchase the Warehouse Leasehold and shall sign a notarised purchase deed subject to the customary terms and conditions for that type of transaction for the Warehouse Purchase Price; and

(B)
Seller shall procure that Baltissimmo shall sign the above mentioned notarised transfer deed on the Closing Date and transfer the Warehouse long term lease free of any Lien (other than Permitted Encumbrances).

(iii) In the event that the Parties are unable to reach agreement on the identity of the Warehouse Valuer during the Warehouse Negotiation Period, the president of the commercial court of Kortrijk shall nominate the Warehouse Valuer.
(iv) Upon agreement or (as the case may be) nomination by the president of the commercial court of Kortrijk of the Warehouse Valuer, Seller and Purchaser shall appoint the Warehouse Valuer. The fees and expenses of the Warehouse Valuer shall be borne equally between Seller and Purchaser.
(v)    The Warehouse Valuer shall within three weeks determine the Warehouse Valuation, being the fair market value as determined pursuant to the then current RICS Appraisal and Valuation Standards issued by the Royal Institution of Chartered Surveyors (Belgian Practices). Absent manifest error, the Warehouse Valuer’s determination of the Warehouse Valuation shall be final, conclusive, non-appealable and binding on the Parties.
(vi)    The Warehouse Purchase Price shall be an amount equal to 90% of the Warehouse Valuation.
2.6    Escrow.
As soon as reasonably practicable and in any event within one month following the date of this Agreement, Seller and Purchaser shall appoint an Escrow Agent and enter into an Escrow Agreement on customary terms, provided that: (i) any rights to direct how the Escrow Amount shall be invested shall be exercised by Seller, (ii) the fees of the Escrow Agent shall be borne equally between Seller and Purchaser, (iii) any and all amounts standing to the credit of the escrow account, including any interest or other return earned on the escrow moneys shall be released and paid to Seller within 5 Business Days following the Release Date, and (iv) if the liability of Seller and Purchaser towards the Escrow Agent is joint and several, Seller and Purchaser shall each bear half of such liability except to the extent that the relevant claim is caused by the default or breach by Seller or its Representatives on the one hand or Purchaser or Parent or their Representatives on the other hand in which case the defaulting Party shall bear the entire liability towards the Escrow Agent and shall indemnify and hold harmless the other Parties for any Loss suffered by it/them as a result thereof. Each Party shall promptly provide to the Escrow Agent such information as the Escrow Agent may request in connection with the entry into and performance under the Escrow Agreement.
ARTICLE 3    PROCEDURE FOR CLOSING

3.1	Time and Place of Closing.
The consummation of the purchase and sale contemplated by this Agreement (the “Closing”) shall be held at Allen & Overy SCS in Luxembourg, on the earlier to occur of: (i) the date that is 15 Business Days after the Marketing Commencement Date provided that on such date the Other Conditions Precedent are satisfied or waived pursuant to Article 7, Article 8 and Article 9, or (ii) such other date as Purchaser and Seller may agree in writing, commencing at 10:00 A.M., Central European Time, or at such other time and place as the Parties may agree in writing (the date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”). The 15 Business Day period referred to in clause (i) above shall be tolled (x) from February 14, 2015 through February 28, 2015, and (y) for the duration of any Market Disruption that occurs at any time other than from February 14, 2014 through February 28, 2014. For the avoidance of doubt, the Parties agree to waive the application of Article 1179 of the Luxembourg Civil Code.

3.2	Seller Actions and Deliverables at the Closing.
At the Closing, Seller shall cause each of the following to be delivered:
(a)    the updated shareholders’ register of the Company evidencing the transfer of the Shares to the Purchaser;
(b)    certified copies of the letters from the directors of the Company and the Subsidiaries set forth on a schedule to be provided by Purchaser to Seller between the date hereof and Closing, after consultation with Seller, confirming their resignation with immediate effect as from the Closing Date;
(c)    a certificate signed on behalf of Seller certifying that the conditions set forth in Article 8 have been satisfied;
(d)    a statement from each Subsidiary created or organized in the United States or under the laws of any state in the United States certifying under penalties of perjury that such Subsidiary is not a U.S. real property holding corporation within the meaning of Section 897(c)(2) in the form attached as Exhibit C;
(e)    a certificate of the legal or authorized representatives of the Company and of Seller containing a true and correct copy of the resolutions duly adopted by the board of directors or appropriate governing body of each of the Company and Seller, approving and authorizing each of the Purchase Documents to which each of the Company and Seller are a party and the Proposed Transactions. The legal or authorized representatives of the Company and Seller shall also certify that such resolutions have not been rescinded, revoked, modified, or otherwise affected and remain in full force and effect;
(f)    the Governing Documents of the Company and of each Subsidiary, certified as of the Closing Date by the legal or authorized representatives of the Company or the relevant Subsidiary, as applicable;
(g)    payoff letters from each holder of Specified Indebtedness indicating the amount required to discharge the Specified Indebtedness in full, including the amount of any prepayment penalties, fees and other amounts payable as a result of the repayment of such Specified Indebtedness (such amounts to not, for the avoidance of any doubt, be treated as Transaction Expenses), and providing for the release of all Liens securing such Specified Indebtedness upon payment in full therefor (the “Payoff Letters”);
(h)    payoff letters from each holder of Shareholder Loans indicating the amount required to discharge the Shareholder Loans in full, including the amount of any prepayment penalties, fees and other amounts payable as a result of the repayment of such Shareholder Loans including the Shareholder Loan Interest (such amounts to not, for the avoidance of any doubt, be treated as Transaction Expenses), and providing for the release of any Liens securing such Shareholder Loans upon payment in full therefor (the “Shareholder Loan Payoff Letters”);
(i)    the Purchase Documents, executed by the Seller or, in the case of the Warehouse Purchase Documents, Baltissimmo;
(j)    duly executed employment agreements with each of the Key Personnel, on terms which are consistent with those set out in the Key Personnel Term Sheets;
(k)    duly executed share transfer agreements with the Key Personnel and Optionholders providing for the transfer of all of their equity interests in the Company Group to the Company or relevant member of the Company Group in the form disclosed to Purchaser prior to the date of this Agreement; and
(l)    a duly executed Seller Release.

3.3	Purchaser and Parent Actions and Deliverables at the Closing.
At the Closing, Purchaser and Parent shall cause each of the following to be delivered:
(a)    to Seller and Baltissimmo N.V. the wire transfers specified in Section 2.3;
(b)    to Seller, the Parent Common Stock Consideration free and clear of all Liens other than restrictions on transfer provided for by applicable federal and state securities laws;
(c)    to the Escrow Agent, by wire transfer of immediately available funds to the account of the Escrow Agent, the Escrow Amount;
(d)    to the Company by wire transfer of immediately available funds such amount to allow the Company and its Subsidiaries to repay the Specified Indebtedness (including any accrued interest and prepayment penalties), as specified in the Payoff Letters;
(e)    to the Company by wire transfer of immediately available funds such amount to allow the Company and its Subsidiaries to repay the Shareholder Loans (including the Shareholder Loan Interest) and any prepayment penalties, as specified in the Shareholder Loan Payoff Letters;
(f)    a certificate dated as of the Closing Date executed by an authorized officer of each of Purchaser and Parent certifying that the conditions set forth in Article 9 have been satisfied;
(g)    a certificate executed by the legal or authorized representatives of each of Purchaser and Parent containing a true and correct copy of resolutions duly adopted by each of Purchaser's and Parent’s Board of Managers and Board of Directors, respectively, approving and authorizing each of the Purchase Documents to which each of Purchaser and Parent is a party and each of the Proposed Transactions. The secretary or assistant secretary of Parent and the legal or authorized representatives of Purchaser shall also certify that such resolutions have not been rescinded, revoked, modified, or otherwise affected and remain in full force and effect;
(h)    an excerpt from the Crossroad Bank of Enterprises in relation to Purchaser and a certificate of incumbency of Parent executed by the secretary or assistant secretary of Parent listing the officers of each of Parent and Purchaser authorized to execute the Purchase Documents to which each of Parent and Purchaser is a party and the instruments of assumption on behalf of each of Parent and Purchaser and certifying the authority of each such officer to execute the agreements, documents, and instruments on behalf of each of Parent and Purchaser in connection with the consummation of the Proposed Transactions;
(i)    the Purchase Documents to which each of Parent and Purchaser is a party, executed by each of Parent and Purchaser, and the Warehouse Purchase Documents duly executed by the transferee thereunder; and
(j)    a duly executed Purchaser Release.

3.4	Acquisition of Warehouse Leasehold.
At the Closing, Purchaser or its Related Person shall acquire the Warehouse Leasehold.

3.5	Withholding.
In the event Purchaser determines that any portion of the Purchase Price would be subject to withholding under applicable Law, Purchaser shall promptly notify Seller of such determination, but in no event less than 30 days prior to the Closing Date (unless Purchaser determines that such withholding is required as a result of an administrative action, judicial decision or change in applicable Law that occurs less than 35 days prior to the Closing Date, in which event Purchaser shall promptly notify Seller of such determination). Seller shall promptly review such determination and shall notify Purchaser of any disagreement with such determination. Seller and Purchaser shall endeavor in good faith to resolve any such disputes. If Seller and Purchaser cannot resolve any dispute regarding any proposed withholding by Purchaser, Seller shall have the opportunity to deliver to Purchaser, no later than five days prior to the Closing Date and at the sole cost and expense of Seller, an opinion of counsel in form and substance reasonably acceptable to Purchaser, to the effect that withholding should (or such higher standard as may be required under applicable state, local or foreign Law to avoid the imposition of penalties) not be required. Purchaser shall pay the Purchase Price free and clear of any withholding under applicable Law, provided, that Purchaser may withhold any amounts that it determines are subject to withholding under applicable Law to the extent (a) it has notified Seller of its determination that a portion of the Purchase Price is subject to withholding and Seller has agreed with such determination, (b) it has notified Seller at least 30 days prior to the Closing Date of its determination that a portion of the Purchase Price is subject to withholding and Seller has failed to deliver to Purchaser an opinion of counsel described in the preceding sentence, or (c) Purchaser determined that such withholding is required as a result of an administrative action, judicial decision or change in applicable Law that occurred less than 35 days prior to the Closing Date, Purchaser promptly notified Seller of such determination, and Seller has failed to deliver to Purchaser an opinion of counsel described in the preceding sentence.
ARTICLE 4    REPRESENTATIONS AND WARRANTIES OF SELLER
Except as disclosed in the Disclosure Schedule, Seller represents and warrants to Parent and Purchaser as set out in this Article 4:

4.1	Authority; Enforceability.
(a)    Seller has the requisite corporate power and authority to execute this Agreement, perform its obligations hereunder and to consummate the Proposed Transactions. The execution, delivery and performance by Seller of this Agreement and the consummation of the Proposed Transactions have been duly and validly authorized by all necessary corporate action on the part of Seller and such authorization has not been subsequently modified or rescinded.
(b)    This Agreement has been duly and validly executed and delivered by Seller and constitutes, assuming due authorization, execution and delivery of this Agreement by Purchaser, a valid and binding legal obligation of Seller, enforceable against Seller in accordance with the terms hereof.

4.2	Non-Contravention; Consents.
(a)    The execution and delivery of this Agreement by Seller does not, and the performance of this Agreement by Seller will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) under any applicable Antitrust Laws, (ii) such consents, approvals, Authorizations, filings or notifications listed on Schedule 4.2(a)     or (iii) such other consents, approvals, authorizations, permits, filings or notifications the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    The execution and delivery of this Agreement by Seller does not, and the consummation of the Proposed Transactions will not, (i) conflict with or violate any provision of Seller’s, the Company’s, or any Subsidiary’s memorandum and articles of association or incorporation, bylaws, operating agreement, partnership agreement or other equivalent constitutional documents (collectively, “Governing Documents”), (ii) assuming all filings and notifications under any applicable Antitrust Laws have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (iii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel any Material Contract except as would not reasonably be expected to be materially adverse to the Company Group.

4.3	The Shares.
(a)    Seller owns as at the date of this Agreement 558,245 (the “Seller Shares”) and will, on the Closing Date, have the right to transfer all of the Shares. Seller has entered into a written agreement with the Other Shareholder obligating the Other Shareholder to transfer all Shares in the Company held by the Other Shareholder to Seller prior to the Closing.
(b)    Seller owns the Seller Shares as at the date of this Agreement free and clear of all Liens, and at Closing all Shares shall be transferred to the Purchaser free and clear of all Liens. As of the date hereof Seller holds good and valid title to the Seller Shares, free and clear of all Liens.
(c)    The Shares constitute the whole of the issued share capital of the Company. All of the Shares have been validly issued and fully paid in. The Shares are owned in the aggregate by the Seller and the Other Shareholder.
(d)    There are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which Seller or other holders of Shares or the Company is or may become obligated to issue, sell, purchase, return or redeem any shares or other securities of the Company. There are no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to the Company. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of the shares of the Company. The Company or applicable member of the Company Group has entered into binding agreements with each of the Optionholders requiring the Optionholders to exercise their options and transfer the resulting shares to the Company or the applicable member of the Company Group at or prior to Closing.
4.4    Organization; Subsidiaries.
(a)    Seller is duly organized and existing under the Laws of its jurisdiction of organization and has all necessary power and authority to conduct its business in the manner in which it is being conducted. The Company is duly organized and existing under the Laws of Luxembourg, has its central administration in Luxembourg and has all necessary power and authority to conduct its business in the manner in which it is being conducted.
(b)    Schedule 4.4(b)      contains a true and complete list of all of the Persons in which the Company owns, directly or indirectly, any shares, partnership interests, other equity rights or other securities or derivatives thereof as at the date of this Agreement (the “Subsidiaries” and each a “Subsidiary”).
(c)    Each of the Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization; (ii) has its central administration in such jurisdiction, and (iii) has all necessary power to conduct its business in the manner in which it is being conducted as of the date of this Agreement except where the absence of such power would not reasonably be expected to have a Material Adverse Effect.
(d)    All of the outstanding shares or partnership interests, other equity rights or other securities of each of the Subsidiaries are authorized, duly and validly issued and outstanding, fully paid and non-assessable and are legally and beneficially owned, directly or indirectly, by the Company, free and clear of all Liens, except for (i) applicable transfer restrictions pursuant to applicable Laws, (ii) Permitted Encumbrances and (ii) those Liens that will be released on or prior to the Closing Date.
(e)    There are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which any Subsidiary is or may become obligated to issue, sell, purchase, return or redeem any shares or other securities of a Subsidiary. There are no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of the shares of any Subsidiary.
(f)    Neither the Company nor any Subsidiary has entered into any transaction or carried out any business outside the scope of its corporate purpose clause and has complied with all other provisions of its Governing Documents, except where such transaction, business or non-compliance would not reasonably be expected to have a Material Adverse Effect.
(g)    Neither the Company nor any Subsidiary is the subject of any bankruptcy, dissolution, liquidation, judicial reorganization or similar proceeding.
(h)    The Company has provided to Purchaser in Folder 1.1 of the Data Room true and complete copies of the Governing Documents of the Company and each Subsidiary as in effect as of the date hereof.
4.5    Compliance with Applicable Laws.
Each member of the Company Group is in compliance with all Laws applicable to such member of the Company Group, except for such instances of non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company Group possesses all Permits necessary for the lawful operation of its business as currently conducted and is in compliance in all material respects with all such Permits. No member of the Company Group has received in the three years prior to the date of this Agreement or the Closing Date, as applicable, any written notice from any Governmental Authority or any other Person regarding any actual, alleged, possible, or potential material violation of, or material failure to comply with, any Law or Order.

4.6	Financial Statements and Books and Records.
(a)    Attached as Schedule 4.6(a) are correct and complete copies of the Financial Statements (other than the 2014 Audited Financial Statements). The Financial Statements have been, and the 2014 Audited Financial Statements, when issued, will be, prepared from the Books and Records of the Company Group, and present fairly in all material respects or, when issued, will present fairly in all material respects, in each case in accordance with the Statutory Accounting Principles, the financial position and results of operation of the Company Group as at the dates and for the periods indicated. The Company Group has no Liabilities, other than (i) Liabilities incurred in the Ordinary Course of Business since the date of the Most Recent Audited Balance Sheet, (ii) Liabilities reflected in the Most Recent Audited Balance Sheet and (iii) Liabilities that would not reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect.
(b)    The statutory books, including minute books and share registers, as well as other material records of each member of the Company Group, that have been made available to Purchaser in the Data Room are complete and correct in all material respects. At the Closing, all of the Books and Records will be in the possession or under the control of the Company Group.
(c)    Since December 31, 2014 and through the date hereof, except in connection with the Proposed Transactions, (i) the Company Group has conducted its business in the Ordinary Course of Business and (ii) the Company Group has not suffered any change in its business, operations or financial position which changes, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.7	Real Property.
Schedule 4.7     is a true, correct and complete list of all real property owned by the Company Group, including a summary description of all facilities and structures located thereon, the address of such real property and the name of the applicable record owner as of the date of this Agreement. Copies of all documents evidencing title of the Company Group to such Real Property have been delivered to the Purchaser. With respect to each such parcel of owned real property (a “Parcel”) listed on Schedule 4.7:
(a)    the entity owning such Parcel has good title to such Parcel (and, in the case of the U.S. Real Property, has good and marketable fee simple title to each Parcel comprising the U.S. Real Property), and neither Company nor the applicable owning Subsidiary have granted any Lien on any such Parcel and to the Knowledge of the Company there is no Lien on any such Parcel in each case other than Permitted Encumbrances;
(b)    to the Knowledge of the Company, all facilities have received all material approvals of any Governmental Authority (including Authorizations) required in connection with the construction, ownership and operation thereof and have been operated and maintained in all material respects in accordance with applicable material

Laws (including relevant building permits, zoning laws and Laws relating to safety at work, hygiene, fire prevention and fitness for use);
(c)    there are no leases, subleases, licenses, concessions or other written agreements granting to any party the right of use or occupancy of any portion of any material Parcel or rights to purchase any Parcel or any portion thereof or interest therein;
(d)    to the Knowledge of the Company, no Person or entity has any right (possessory or otherwise), option, right of first refusal or any other Contract, whether oral or written, with respect to the purchase, assignment, lease, license, transfer, or any other similar rights of, in or to all or any portion of the Parcels;
(e)    to the Knowledge of the Company, each material structure on any Parcel is in sufficient repair and operating condition for the conduct of the Business in all material respects as currently conducted;
(f)    to the Knowledge of the Company, and except as disclosed to Purchaser in Folder 1.4 of the Data Room, all Improvements on the Parcels conform to all applicable state and local Laws or use restrictions;
(g)    neither the Company nor any applicable owning Subsidiary have received any written notice of any pending condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims that would reasonably be expected to adversely affect the ability to operate the Parcel as currently operated;
(h)    except as disclosed to Purchaser in Folder 1.4 of the Data Room, the Parcels constitute separately subdivided, legally distinct parcels of land, and none of the Parcels or Improvements materially encroach upon any Real Property of any Third Party, nor does any Real Property of any Third Party materially encroach upon the Parcels or Improvements; and
(i)    to Knowledge of the Company, there is no material Default by the Company or any applicable owning Subsidiary under any Liens or other Permitted Encumbrance which may affect the Parcels or any portion thereof, and no condition or circumstance exists which would constitute a material Default by the Company or any applicable owning Subsidiary under any such Liens.
Seller has no reason to anticipate that capital expenditures of greater than an aggregate of €500,000 will be required within 12 months after the Closing Date to repair or replace any facilities or material structures located on the Parcels, other than non-capital expenditures for routine, preventative or remedial maintenance in the Ordinary Course of Business and capital expenditures consistent in amount with past annually budgeted capital expenditures.

4.8	Leased Property.
(a)    Schedule 4.8 sets forth all real property used or occupied by the Company Group pursuant to Real Property Leases as of the date of this Agreement. The Company or a Subsidiary has a valid and enforceable leasehold interest under each of the Real Property Leases and neither the Company nor any Subsidiary has given or received any written notice, nor does the Company have Knowledge, of any event which would entitle a landlord to terminate any Real Property Lease or of any default or event, which, with notice or lapse of time, or both, would constitute a default by the Company, a Subsidiary or the landlord (or sub-landlord) under any of the Real Property Leases, except such defaults that have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Without prejudice to the generality of the foregoing, the Company and the Subsidiaries have quiet enjoyment and undisturbed possession (“possession paisible”) of all Leased Real Property. The Company has provided to Purchaser in Folder 1.4 of the Data Room true and complete copies of the Real Property Leases as in effect as of the date hereof, together with all amendments, modifications, extensions or supplements, if any, thereto, including any transfers, assignments or subleases thereof to which the Company or a Subsidiary is a party.
(b)    Each Real Property Lease is a legal, valid and binding obligation, enforceable against the parties thereto in accordance with its terms. Neither the Company nor any applicable leasing Subsidiary has leased, subleased, licensed or otherwise assigned to or granted to anyone (other than the Company or its applicable Subsidiary) the right to use or occupy the Leased Real Property or any portion thereof. Neither the Company nor any applicable leasing Subsidiary has received any written notice of any pending condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or violations or claimed violations of any Law, or other adverse claims that would reasonably be expected to adversely affect the ability to operate the Leased Real Property as currently operated.
(c)    All Real Property Leases located outside of the United States are duly registered (“enregistrés”) and, where appropriate in order to secure their enforceability against Third Parties, recorded (“transcrits”) with the Mortgage Registrar (“Bureau de la conservation des hypothèques”).
(d)    The Company and the Subsidiaries have paid all material rents, expenses and other amounts due by them prior to delinquency and they have otherwise fulfilled all of their material obligations pursuant to the Real Property Leases, the U.S. LVT Plant Development Authority Documents, and any applicable Laws related thereto. To the Knowledge of the Company, there are no events of default, defaults or other circumstances that would permit the Development Authority to provide a notice of default or otherwise exercise any remedies under the U.S. LVT Plant Development Authority Documents and the Company has no Knowledge of any circumstance that could result in an indemnification claim against the Company or any of its Subsidiaries under the  U.S. LVT Plant Development Authority Documents. Without limiting the foregoing, IVC US has (i) made all required quarterly contributions accruing to date under the U.S. LVT Plant Development Authority Documents to the Greater Dalton

Chamber of Commerce “Growth Greater Dalton 2.0” initiative which are required to total $100,000 and which are payable in quarterly installments on each January 15, April 15, July 15 and October 15, beginning on January 15, 2014, and (ii) properly and accurately prepared and filed on or before the respective due dates thereof all “Annual Reports” required to be filed under the Memorandum of Understanding attached to the Economic Development Agreement (as defined under the U.S. LVT Plant Development Authority Lease).  Such Annual Reports have indicated that no “2009 Project Recovery Payments,” “Expansion Recovery Payments,” or “Special Recovery Payments” (as those terms are defined in the Memorandum of Agreement) were due or payable. IVC US has good, marketable leasehold title to the U.S. LVT Plant, and neither the Company nor IVC US have granted any Lien on the U.S. LVT Plant and to the Knowledge of the Company, there is no Lien on the U.S. LVT Plant other than Permitted Encumbrances.
(e)    Neither the Company nor any Subsidiary has notified any landlord of its intention to terminate any Real Property Lease prior to the end of its lease term or to reduce the rentable area currently leased pursuant thereto. As at the date of this Agreement, no landlord has notified the Company or any Subsidiary in writing of its intention to terminate any Real Property Lease prior to the end of its lease term or to reduce the rentable area currently leased pursuant thereto.
4.9    Personal Property.
The Company or applicable Subsidiary possesses good and transferable title to all of its owned Equipment, owned Vehicles, and other material items of owned personal property free and clear of all Liens, other than Permitted Encumbrances.
4.10    Condition and Sufficiency of Assets.

The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other material items of tangible personal property currently owned or leased by the Company Group are structurally sound, are in good operating condition and repair (other than defects arising from normal wear and operation), and are adequate for the uses to which they are being put. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company Group, together with all other properties and assets of the Company Group, are sufficient in all material respects for the continued conduct of the Business after the Closing in substantially the same manner as conducted before the Closing; provided, however, that no representation is made regarding Intellectual Property Rights, that being the subject of Section 4.12. None of the property contiguous to the Parcels owned by any member of the Company Group is owned by any Related Person of any member of the Company Group or the Seller.

4.11	Contracts.
(a)    Schedule 4.11(a)     contains a true, correct and complete list of the following Contracts (collectively, “Material Contracts”):

(i)    any Contract that by its terms requires the payment by or on behalf of the Company or a Subsidiary in excess of €2,000,000 per annum, or the delivery by the Company or a Subsidiary of goods or services with a fair market value in excess of €2,500,000 per annum or provides for the Company or its Subsidiaries to receive payments in excess of €2,000,000 per annum;
(ii)    any Contract that (x) requires the Company or any Subsidiary to purchase any material portion of any product or service from a Third Party for a purchase price in excess of €2,500,000, (y) contains a “take or pay” provision or minimum supply or purchase undertaking in excess of €2,000,000 per calendar year or (z) requires that the Company or any Subsidiary deal exclusively with a Third Party in connection with the sale or purchase of any product or service if such products or services have a purchase price of more than €2,500,000 individually or in the aggregate;
(iii)    any Contract that relates to an acquisition or divestiture of assets that contains covenants, indemnities or other obligations that impose a liability greater than €5,000,000 on the Company and its Subsidiaries;
(iv)    any agreement with any employee, officer or director providing for a termination, change of control, retention or similar payment in excess of €2,000,000;
(v)    any partnership or joint venture agreements that are either (i) material to the operations of the Company and its Subsidiaries, taken as a whole, or (ii) could require any payment or contribution in excess of €2,000,000;
(vi)    any agreement that provides for the payment of any amount as a result of the execution, delivery or performance of this Agreement or the consummation of the Proposed Transactions in excess of €2,000,000 individually or in the aggregate other than pursuant to any right of acceleration, termination, modification or cancellation set forth therein;
(vii)    any agreement with a Third Party providing for the operation by such Third Party of all or a material portion of the manufacturing or shipping operations of the Company and its Subsidiaries, taken as a whole, in the United States, Luxembourg, Belgium or Russia that provide for annual payments in excess of €2,000,000;
(viii)    any agreement providing that the Company or a Subsidiary indemnify any Person, other than in the Ordinary Course of Business or for agreements for which the Company's or Subsidiary’s liability for indemnification is limited to €2,000,000 or less;
(ix)    Debt Instruments representing Indebtedness greater than €2,500,000, which list shall include reference to change of control provisions of such Debt Instruments; and

(x)    Contracts limiting or restraining any member of the Company Group or any successor thereto from engaging or competing in any manner or in any business, in each case to the extent that such Material Contract has been entered into as at the date of this Agreement.
(b)    Schedule 4.11(b)      contains a true, correct and complete list of all commitments for capital expenditures that have been approved or made by the Company Group prior to the date of this Agreement in excess of €2,500,000 and that remain outstanding as of the date hereof.
(c)    Each of the Material Contracts is in full force and effect and there exists no Default under any of such Contracts by the Company Group or, to the Knowledge of the Company, by any other party to such Material Contracts that, in either case, would reasonably be expected to have a Material Adverse Effect.
(d)    There exists as at the date of this Agreement no actual or, to the Knowledge of the Company, any threatened (in writing) termination or cancellation of, or any material amendment, material modification, or material change to any Material Contract.
(e)    Notwithstanding any provision in this Agreement to the contrary, the Shaw Contract shall not be considered a Material Contract and no representation or warranty is or shall be given in relation to the Shaw Contract except (i) that a true, accurate and complete copy of the Shaw Contract has been disclosed to Purchaser in Folder 1.3.8.1.10 of the Data Room, and (ii) there exists as at the date of this Agreement no actual or, to the Knowledge of the Company, any threatened termination, cancellation, or limitation of, or any material amendment, material modification, or material change to the Shaw Contract.
4.12 Intellectual Property.

To the Knowledge of the Company, the Business IP constitutes all of the Intellectual Property Rights that are necessary for conducting the Business as currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own all of the rights and interests in and have title, in each case free from encumbrances other than Permitted Encumbrances, to, or have a valid license to, all of the Business IP; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights (which is addressed below in this Section 4.12). To the Knowledge of the Company as of the date hereof or the Closing Date, as applicable, no material item of the Owned IP is subject to any injunction, judgment, order, decree, ruling, or charge. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand as of the date hereof or the Closing Date, as applicable, is pending or, to the Knowledge of the Company, is threatened in writing as of the date hereof or the Closing Date, as applicable, that challenges the legality, validity, enforceability, use, or ownership of any material item of Owned IP. To the Knowledge of the Company, no material operations of the Company or any Subsidiary or any product manufactured or distributed by the Company or any Subsidiary, as conducted or manufactured during the two years prior to the date hereof or the Closing Date, as applicable, has infringed, violated or misappropriated the Intellectual Property Rights of any Person in any material respect. The representations and warranties set forth in this Section 4.12 are the sole and exclusive representations and warranties of Seller with respect to intellectual property matters.

4.13	Environmental Matters.

(a)    Except for any matters that would not reasonably be expected to have a Material Adverse Effect:
(i) The Company Group is, and has been since January 1, 2009, in compliance with all Environmental Laws. The Company Group has not received written notification from a Governmental Authority that it is potentially liable under Environmental Law.
(ii) The Company Group has not entered into or received, nor is the Company Group in Default under, any Order relating to Environmental Laws.
(iii) The Company Group has obtained all required Environmental Permits, and the Company Group is in compliance with each such Environmental Permit. No such Environmental Permit restricts the Company Group from operating the business covered by such Environmental Permit as currently being conducted and all such Environmental Permits remain in full force and effect.
(iv) There is no Litigation pending or, to the Knowledge of the Company, threatened by any Governmental Authority, municipality, community, citizen, or other entity, against the Company Group alleging a violation of Environmental Laws, or Environmental Permits.
(v) To the Knowledge of the Company, there has been no disposal, release, burial, placement, migration or Offsite Migration of Hazardous Materials on, in, at, or about any of the Leased Real Property or the Real Property or any facilities or property currently or previously owned, leased, operated or used by the Company Group except in compliance with Environmental Law.
(vi) To the Knowledge of the Company, there are no underground storage tanks or surface impoundments for Hazardous Materials active or abandoned on the Leased Real Property or the Real Property.
(vii) No Lien pursuant to Environmental Law has been imposed arisen or, to the Knowledge of the Company, is threatened to be imposed, on any of assets or properties of the Company Group.

(viii) The Company Group has disclosed in Folder 1.6 of the Data Room true and complete copies of all audits or other written reports regarding any investigation conducted as to environmental matters at any of the Leased Real Property or the Real Property, in each case as at the date of this Agreement, in each case that are in the possession or control of any member of the Company Group or Seller.
(ix) To the Knowledge of the Company, no member of the Company Group has generated, used, handled, stored, treated or disposed of (directly or indirectly), or arranged for the transportation or disposal of, any Hazardous Materials at any facilities or locations that have been placed on the National Priorities List (or CERCLIS) under CERCLA, and neither the Company Group nor Seller has received any written notice from any Governmental Authority regarding potential Liabilities under Environmental Law with respect to such off-site Hazardous Substances treatment, storage, or disposal facilities or locations used by the Company Group.
(b)    Notwithstanding anything to the contrary, the only representations and warranties in this Agreement concerning environmental matters are set forth in this Section 4.13.

4.14	Absence of Changes
Since December 31, 2014 through the date of this Agreement there has not been any transaction or occurrence in which any member of the Company Group has:
(a)    paid, discharged, or satisfied any Lien or Liability other than the payment, discharge, or satisfaction in the Ordinary Course of Business of Liens or Liabilities of the type reflected or reserved against in the Financial Statements or which were incurred since September 30, 2014 in the Ordinary Course of Business;
(b)    permitted, allowed, or suffered any of its material assets or properties (real, personal or mixed, tangible or intangible) to be subjected to any Lien, other than Permitted Encumbrances and Liens securing Indebtedness;
(c)    written down or written up the value of any Inventory (including write-downs by reason of shrinkage or markdowns), determined as collectible any Accounts Receivable in excess of €2,000,000, or any portion thereof in excess of €500,000, which were previously considered uncollectible, or written off as uncollectible any Accounts Receivable in excess of €2,000,000, or any portion thereof in excess of €500,000, except for write-downs, write-ups, and write-offs in the Ordinary Course of Business, none of which is material in amount;
(d)    except for the capital expenditure commitments described on Schedule 4.11(b), made any capital expenditure or commitment for additions to property, plant, equipment, intangible, or capital assets or for any other purpose, other than for emergency repairs or replacement;

(e)    paid, loaned, distributed, or advanced any amounts to, sold, transferred, or leased any assets or properties (real, personal or mixed, tangible or intangible) to, purchased, leased, licensed, or otherwise acquired any assets or properties from, or entered into any other agreement or arrangement with (i) any Related Person of the Company Group, (ii) any corporation or partnership in which any Related Person of any Seller is a Related Person, or (iii) any Person controlling, controlled by, or under common control with any such Related Person except for compensation paid in the Ordinary Course of Business or permitted by Section 4.14(g) and for routine travel advances to officers and employees;
(f)    sold, transferred, or otherwise disposed of any of its material assets or properties except in the Ordinary Course of Business or except as required by Law or existing contractual obligations;
(g) granted or incurred any obligation for any increase in the compensation of any officer or Employee of the Company Group (including any increase pursuant to any bonus, pension, profit-sharing, retirement, or other plan or commitment) except for (A) raises to any officer or Employees in the Ordinary Course of Business, (B) for normal salary increases following performance reviews and payment of any performance-based incentives upon the achievement of performance goals with respect to plans in effect immediately prior to the date of this Agreement, (C) in connection with any newly hired employees filling positions that have become vacant (or which become vacant due to terminations of employment and/or promotions) and in connection with any promotions, (D) as may be required under U.S. Benefit Plans or Non-U.S. Benefit Plans, (E) as may be required by applicable Law or contemplated by this Agreement, (F) as may be required by any existing contractual obligation including applicable employment agreement; or (G) as may be required by any Company Group collective bargaining agreement, sector collective bargaining agreement, national collective bargaining agreement or similar arrangement with a union, trade union or works council or any other employee representative body;
(h)made any change in any method of accounting or accounting principle or policy;
(i)amended any provision of its Governing Documents or changed any of its authorized or issued capital stock;
(j)granted any stock option or right to purchase shares of capital stock of the Company Group; issued any security convertible into such capital stock; granted any registration rights; purchased or redeemed any shares of capital stock of the Company Group; or declared or paid any dividend or other distribution or payment in respect of shares of capital stock;
(k)agreed, so as to legally bind the Company Group whether in writing or otherwise, to take any of the actions set forth in this Section 4.14 and not otherwise permitted by this Agreement; or

(l)made, changed or amended any material Tax elections or Tax Returns, except in each case as required by applicable law, provided that for the purpose of this Section 4.14 references to Related Person shall not include the Company or any Subsidiary.
4.15 Litigation.

As of the date hereof, there is no Litigation pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group, that would reasonably be expected to result in a Liability for the Company Group in excess of €500,000. The Company Group is not in Default under any Order affecting the Company Group, the Business or any of its assets or properties.

4.16	Insurance.
The Company Group, its assets and properties and its employees are insured under insurance policies which, in all material respects, are against risks of a character and in such amounts as customary for companies of a similar size operating in the same or similar industry. The Company Group has not been refused any insurance by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the five years prior to the date of this Agreement. There are no outstanding requirements or recommendations by any current insurer or underwriter of the Company that require or recommend changes in the conduct of the Company Group’s business, or require any repairs or other work to be done with respect to any of the Company Group’s assets, properties or operations. Each insurance policy is in full force and effect as of the date hereof, all premiums payable under all such policies have been paid and the Company Group is otherwise in full compliance with the terms and conditions of all such policies.

4.17	Labor Matters.
(a)    The Key Personnel are the only present employees of the Company Group working in the European Union or in Russia (including employees on leave of absence for long-term incapacity) entitled to a gross annual base salary in excess of €250,000 for the fiscal year 2014.
(b)    Prior to the Closing Date, Seller has provided to the Purchaser a true, correct and complete list (on an anonymous basis) as of January 10, 2015 of the following information for all present employees of the Company Group working in the United States: job title; hire date; location; whether the employee is paid on any hourly or salaried basis; amount hourly wage (if applicable); amount of yearly salary (if applicable); classification as exempt or non-exempt under the Fair Labor Standards Act; eligibility for bonuses or other incentive pay; and whether such employee is on leave of absence. As at the date of this Agreement, the Company Group has not received any written notice of intent to terminate employment from any present employees of the Company Group working in the United States. Any contracts with Third Parties to provide leased, temporary, contract, and/or seasonal employees have been provided to the Purchaser prior to the Closing Date.
(c)    Schedule 4.17(c)     contains a true and correct list of (x) all current recognition, procedural or other agreements between the Company Group and any trade union (whether independent or not), works council, European works council or other body representing its employees or any of them (including any disclosure regarding any agreements in process of being negotiated), and (y) all company collective bargaining agreements agreed upon by any member of the Company Group but excluding any sector or national collective bargaining agreements. Copies of all agreements listed on Schedule 4.17(c) have been provided by Seller to Purchaser prior to the Closing Date.
(d)    Schedule 4.17(d)     contains an overview of all pending or threatened in writing Labor Claims and all Labor Claims brought against the Company Group in writing in the three years prior to the date of this Agreement, including the type of claim, a short summary of the factual allegations, the jurisdiction, and the outcome or resolution of the claim. Except as set forth on Schedule 4.17(d), no Labor Claims are pending or, to the Knowledge of any member of the Company Group or the Seller, threatened in writing. The Company Group has not, within the three years prior to the date of this Agreement, experienced any organized slowdown, work interruption, strike, or work stoppage by its employees other than employees participating in regional or national work stoppages, strikes or other collective actions. The Company Group has not been involved during the three years prior to the date of this Agreement in any material labor or trade disputes with any trade union, association of trade unions, works council, European works council or body representing the employees of the Company Group or any material number or category of its employees, and to the Knowledge of the Company, no such dispute is pending or threatened in writing.
(e)    The Company Group has during the three years prior to the date of this Agreement been in material compliance with all agreements relating to the employment of its employees, including all employment agreements, all applicable collective bargaining agreements, and any other agreement referred to in this Section 4.17. The Company Group has also during the three years prior to the date of this Agreement been in material compliance with all applicable Laws concerning the employment relationship, including applicable wage and hour Laws, fair and equal employment Laws, whistleblower Laws, Immigration Laws, leave Laws, health and safety Laws, worker compensation Laws, unemployment Laws, Laws regarding hiring, Laws regarding termination of employment and social security Laws.
(f)    The Company Group has, during the three years prior to the date of this Agreement, not (i) effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification (WARN) Act Pub. L. 100-379, 102 stat. 890 (1988) (the “WARN Act”))affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company Group located in the United States; (ii) effectuated a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company Group located in the United States; (iii) been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state or local Law in the United States, without complying with the notice requirements and other provisions of the WARN Act or similar state or local Law; or (iv) effectuated “collective redundancies” (as defined in any applicable national legislation implementing EU Directive n°98/59/EC of 20 July 1998 on the approximation of the laws of the Member States relating to collective redundancies) affecting any site of employment or facility of the Company Group located in the European Union.

4.18	Employee Benefit Plans.
The following representations in this Section 4.18 apply exclusively to the Company Group’s United States operations:
(a)    Schedule 4.18(a)     lists all material Benefit Plans (the “U.S. Benefit Plans”).
(b)    Seller has provided to Purchaser in the Data Room true and complete copies of all Benefit Plans (including all amendments) and, with respect to each Benefit Plan, if applicable, (a) the current summary plan description and any master or prototype plan document(s) and material modifications thereto, (b) the Form 5500 filed in the two most recent plan years prior to the date of this Agreement, (c) the two most recent actuarial reports or other financial statements of each of the Benefit Plans prior to the date of this Agreement, (d) trust agreements or other funding arrangements for each Benefit Plan (including insurance contracts), and (e) the most recent determination letter from the IRS. Prior to Closing Date, Seller has provided to Purchaser copies of any filings within the past three years with the IRS or for the Company’s internal records under Revenue Procedure 2013-12 or its successor or predecessor revenue procedures and any filings within the past three years with the Department of Labor under its Voluntary Fiduciary Correction Program, if any.
(c)    The Benefit Plans have been operated in all material respects in compliance with their terms and the applicable provisions of ERISA, the Code, the regulations and published authorities thereunder, and all other Laws applicable to the Benefit Plans. There are no actions (other than routine claims for benefits) pending or, to the Knowledge of any member of the Company Group or the Seller, threatened against the Company, any Subsidiary or any Benefit Plan or its assets, or arising out of any of the Benefit Plans which could reasonably be expected to result in material liability to the Company or any Subsidiary. No Benefit Plan is under audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or other regulatory agency and, to the Knowledge of any member of the Company Group or the Seller, no such audit or investigation is threatened. No prohibited transaction (within the meaning of Code Section 4975 or Section 406 of ERISA) has occurred with respect to any of such Benefit Plan that could reasonably be expected to result in material liability to the Company or any Subsidiary.
(d)    Except as otherwise contemplated by this Agreement, the execution of, and performance of the Proposed Transactions, either alone or together with any additional or subsequent events, will not constitute an event under any Benefit Plan that will result in any payment in excess of $500,000 (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company or its Subsidiaries.
(e)    All contributions due from the Company or any Subsidiary with respect to any Benefit Plan have been timely made or have been properly accrued as liabilities in all material respects of the Company or any Subsidiary and reflected in the financial statements of the Company or any Subsidiary in accordance with the terms of such Benefit Plan and applicable Law.
(f)    None of the Company or any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or will result, separately or in the aggregate in any payment of any “excess parachute payment” within the meaning of Code Section 280G (or similar provisions of state, local or foreign Tax law) or that would be subject to withholding under Code Section 4999.
(g)    Each Benefit Plan that is intended to be qualified under Code Section 401(a) and any trust maintained pursuant thereto has received a determination letter to such effect and that any such trust is exempt from federal income taxation under Code Section 501(c), and nothing has occurred with respect to the operations of the Benefit Plans which is reasonably likely to cause the loss of such qualification or exemption.
(h)    Each of the Company, its Subsidiaries and their ERISA Affiliates do not and have not in the six years prior to the date of this Agreement sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j)), (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3)), (iii) a “multiple-employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)), or (iv) a “multiple employer welfare arrangement” (as defined in ERISA Section 3(40)). Each of the Company, its Subsidiaries and their ERISA Affiliates have not incurred and there are no circumstances under which either could reasonably incur any liability under Title IV of ERISA or Section 412 of the Code.
(i)    Neither the Company nor any Subsidiary maintains or is obligated to provide benefits under any life, medical or health plan that provides benefits to retirees other than (i) benefit continuation rights under Code Section 4980B or Part 6 of Subtitle B of Title I of ERISA, or similar state law, (ii) benefits under insured plans maintained by the Company or such Subsidiary (as the case may be) provided in the event an employee is disabled at the time of termination of the employee's employment with the Company or such Subsidiary (as the case may be) and the conversion privileges provided under such insured plans, (iii) coverage otherwise mandated by applicable Law, (iv) death benefits or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, and (v) deferred compensation benefits accrued as liabilities on the books of the Company or any Subsidiary and disclosed on their financial statements.

(j)    Neither the Company nor any of its Subsidiaries have any indemnity or gross up obligation for any taxes or interest imposed or accelerated under Code Section 409A.
4.19     Non-U.S. Benefit Plans.

(a)    Schedule 4.19 lists (or specifically identifies applicable plans on Schedule 4.18(a)) each material Benefit Plan maintained outside of the United States or that primarily covers employees whose principal business location is outside the United States that is adopted, maintained, sponsored in whole or in part, or contributed to by the Company or any of its Subsidiaries and under which the Company or its Subsidiaries have any obligation or liability, contingent or otherwise, excluding, for the avoidance of doubt, any benefits under a sector or national collective bargaining agreement (the “Non-U.S. Benefit Plans”).
(b)    Copies of all material Non-U.S. Benefit Plans, including copies of the Non-U.S. Benefit Plan documents (and any amendments thereto), and the two most recent (prior to the date of this Agreement) applicable actuarial valuations for each Non-U.S. Benefit Plan have been delivered to the Purchaser.
(c)    Each Non-U.S. Benefit Plan has been administered in accordance with all applicable Laws and in accordance with its terms (including the requirements for any funding or tax-favored treatment intended for such Non-U.S. Benefit Plan or applicable to such Non-U.S. Benefit Plan). There is no pending or, to the Company’s Knowledge, formally threatened Litigation in connection with any of the Non-U.S. Benefit Plans.
(d)    Neither the Company nor any Subsidiary has agreed or promised to give any material increase of remuneration of any nature whatsoever to any of its Employees in excess of what is provided for in their employment agreement, any applicable collective bargaining agreement, any applicable Laws or any Non-U.S. Benefit Plan.
(e)    Neither the Company, nor any Subsidiary is liable for any payment to any fund or to any Governmental Authority with respect to unemployment compensation benefits, workers compensation, social security or other benefits for employees or former employees for any amounts other than payments not yet due under the Company’s Non-U.S. Benefit Plans, the employment agreements, any applicable collective bargaining agreement or any applicable Laws relating to employment, unemployment compensation benefits or social security.
(f)    All contributions due from the Company or any Subsidiary with respect to any Non-U.S. Benefit Plan have been timely made or, to the extent required by the applicable accounting rules, have been properly accrued as liabilities in all material respects of the Company or any Subsidiary and reflected in the financial statements of the Company or any Subsidiary in accordance with the terms of such Non-U.S. Benefit Plan and applicable Law. Each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities. Except as otherwise contemplated in this Agreement, the execution of, and performance of the Proposed Transactions, either alone or together with any additional or subsequent events, will not constitute an event under any Non-U.S. Benefit Plan that will result in any payment in excess of €2,000,000 (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company or its Subsidiaries.
4.20     Taxes.

(a)    (i) All material Tax Returns required to be filed by or on behalf of the Company or any Subsidiary or any Affiliated Group of which the Company or any Subsidiary is or was a member have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all material Taxes payable by or on behalf of the Company or any Subsidiary or any Affiliated Group of which the Company or any Subsidiary is or was a member have been fully and timely paid (whether or not shown on any Tax Return).
(b)    Each of the Company and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws.
(c)    Purchaser has received complete copies of (i) all material income or franchise Tax Returns of each of the Company and its Subsidiaries relating to the taxable periods beginning on or after January 1, 2010, and (ii) any audit report issued within the four years prior to the date of this Agreement relating to any Taxes due from or with respect to the Company or any Subsidiary.
(d)    No claim has been made by a Taxing Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(e)    All material deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of, or including, the Company or any Subsidiary have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress, nor has Seller, the Company or any of its Subsidiaries received any notice from any Taxing Authority that it intends to conduct such an audit or investigation.
(f)    None of the Company, any of its Subsidiaries or any other Person on their behalf has (i) agreed to or is required to make any adjustments pursuant to Code Section 481(a) or any similar provision of Law or has any Knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to the Company or any Subsidiary, (ii) executed or entered into a closing agreement pursuant to Code Section 7121 or any similar provision of Law with respect to the Company or any

Subsidiary, (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (iv) granted any extension or waived the statute of limitations for the assessment or collection of Taxes, which Taxes have not since been paid, or (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter. There is no taxable income of the Company or any of its Subsidiaries that was realized prior to the Closing Date that will be required under applicable Tax Law to be reported by Purchaser or any of its Related Persons, including the Company or any of its Subsidiaries, for a taxable period beginning after the Closing Date, and there is no amount that was deducted in calculating the taxable income of the Company or any of its Subsidiaries in a taxable period prior to the Closing Date that will be required under applicable Tax Law to be included in income by Purchaser or any of its Related Persons, including the Company or any of its Subsidiaries, for a taxable period beginning after the Closing Date, subject to the Luxembourg recapture rules contained in the Grand-Ducal regulation of 21 December 2011, as amended.
(g)    Neither the Company nor any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
(h)    Neither the Company nor any of its Subsidiaries is a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) (collectively, a “Tax Sharing Agreement”) pursuant to which it will have any obligation to make any payments after the Closing. Neither the Company nor any of its Subsidiaries has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes other than a group in which Company is the common parent. Neither the Company nor any of its Subsidiaries has any Liability for Taxes of any Person (other than such company) under any applicable Law, as transferee or successor, by Contract, or otherwise.
(i)    Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(j)    There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company or any Subsidiary other than Permitted Encumbrances.
(k)    Schedule 4.20(k) sets forth each Subsidiary of the Company that is as at the date of this Agreement (i) properly treated as a disregarded entity (i.e., not treated as an entity separate from its owner) under Treasury Regulations Section 301.7701-3 and under any similar provision of Law in each jurisdiction where such Subsidiary is required to file a Tax Return and (ii) properly treated as a partnership under Subchapter K of the Code and under any similar provision of Law in each jurisdiction where such Subsidiary is required to file a Tax Return. No Subsidiary of the Company has had a voluntary or involuntary termination or revocation of the status described in clause (i) or (ii).
(l)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Code

Section 355(a)(1)(A)) in a distribution of stock qualifying for tax-free treatment under Code Section 355, in the five years prior to the date of this Agreement.
(m)     If the Company or its Subsidiaries has participated in a reportable transaction, as defined in Treasury Regulations Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction, it has properly disclosed such transaction in accordance with the Treasury Regulations.
(n)    There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar terms of the Company or any Subsidiary under applicable Law.
For purposes of this Section 4.20, any reference to the Company or its Subsidiaries shall be deemed to include any Person that merged with or was liquidated into such Company or Subsidiary.
4.21    Products.
To the Knowledge of the Company, all products designed, manufactured, sold, distributed, leased, installed, delivered or held in inventory by the Company Group are free from any material defects and conform in all material respects with all customary and reasonable standards for products of such type, subject to the reserve for product warranty claims set forth on the face of the Financial Statements.
4.22    Brokers and Finders.
The Company Group has not incurred any obligation or Liability to any party for any brokerage fees, agent's commissions, or finder's fees in connection with the Proposed Transactions.
4.23    FCPA Matters.
To the Knowledge of the Company, no member of the Company Group (including any of their respective officers, directors, agents, or employees each acting in their capacity as such) has, directly or indirectly, taken any action that has caused it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Law applicable to the Company Group in any jurisdiction other than the United States, including the Bribery Act 2010 of the United Kingdom (in each case, as in effect at the time of such action) (collectively, the “FCPA”), nor has any member of the Company Group (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or (iii) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. To the extent applicable, each member of the Company Group has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with the FCPA.

4.24    Sanctions.
Each member of the Company Group and their respective directors and officers, and, to the Knowledge of the Company, their employees and agents (each of the above while acting on behalf of any member of the Company Group) are in compliance with, and have in the five years prior to the date of this Agreement been in compliance with any Sanctions that are applicable to them. No member of the Company Group or any of their respective directors, officers, employees or agents of the Company Group is a Sanctioned Person. The Company Group does not sell to or conduct business with any Person that is a designated target of Sanctions.
4.25    Subsidies, Grants.
Schedule 4.25     sets forth a list of all material grants and subsidies that have been granted to the Company or any Subsidiary by any Governmental Authority, as well as all formal written applications by the Company or any Subsidiary for any grant or subsidy. To the Knowledge of the Company, all such grants and subsidies have been granted to the Company or any Subsidiary in compliance with all applicable Laws. The Company and the Subsidiaries have complied in all material respects with all of the terms and requirements of such grants and subsidies, and to the Knowledge of the Company, there is no reasonable basis for any decision by any Governmental Authority to (i) request the Company or any Subsidiary to refund part or all of the grants or subsidies that they have received, or (ii) refuse to grant to the Company or any Subsidiary any of the grants or subsidies (or any part thereof) for which they have applied.
4.26    Relationships with Related Persons.
Neither Seller nor any Related Person of Seller or of the Company Group has any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in, held for use in or pertaining to the Business. Neither Seller nor any Related Person of Seller or of the Company Group is the owner of (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with the Company Group, or (ii) engaged in competition with the Company Group with respect to any line of the products or services of the Company Group in any market presently served by the Company Group. Neither Seller nor any Related Person of Seller or of the Company Group is a party to, or a beneficiary under, any Contract with, or has any claim or right against, the Company Group.
4.27    No Further Representations.
Notwithstanding anything contained in this Article 4 or any other provision of this Agreement, it is the explicit intent of each party hereto that neither Seller nor any Representative of Seller, nor any member of the Company Group is making any representation or warranty whatsoever, express or implied, except those representations and warranties set forth in this Article 4, and in entering into this Agreement Parent and Purchaser expressly acknowledge and agree that (i) they are not relying on any statement, representation or warranty other than those representations and warranties set forth in this Article 4 and (ii) none of Seller, the Company Group or any of their respective Related Persons or Representatives shall have or be subject to any liability to Parent or Purchaser or any other Person resulting from or in connection with the dissemination to Parent or Purchaser or any other Person or the use by Parent or Purchaser, or any other Person of any such information, including any information, documents or material made available to the Parent or Purchaser in the Data Room, in any management presentation or in any other form in connection with or expectation of the entry into this Agreement or the Proposed Transactions other than to the extent addressed in a representation, warranty or covenant set forth in this Agreement and other than in the case of fraud. This Section 4.27 shall survive the Closing indefinitely.
ARTICLE 5    REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
Parent and the Purchaser each hereby represent and warrant to Seller as follows:

5.1	Authority; Enforceability.
(a)    Each of Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Proposed Transactions. The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the consummation of the Proposed Transactions have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Purchaser and such authorization has not been subsequently modified or rescinded.
(b)    This Agreement has been duly executed and delivered by each of Parent and Purchaser and constitutes, assuming due authorization, execution and delivery of this Agreement by Seller, a valid and binding legal obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with the terms hereof.
(c)    The shares of Parent Common Stock representing the Parent Common Stock Consideration have been duly authorized by all necessary corporate action on the part of the Parent and, when issued in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens, other than restrictions on transfer provided for by applicable federal and state securities laws.

5.2	Non-contravention; Consents.
(a)    The execution and delivery of this Agreement by each of Parent and Purchaser do not, and the performance of this Agreement by each of Parent and Purchaser will not, require any consent, approval or Authorization of, or filing with, or notification to, any Governmental Authority, except (i) under any applicable Antitrust Laws, and (ii) for such other consents, approvals, Authorizations, filings or notifications, the failure of which to make or obtain, would not, individually or in the aggregate, materially impair or delay each of Parent and Purchaser from consummating the Proposed Transactions.
(b)    The execution and delivery of this Agreement by each of Parent and Purchaser does not, and consummation of the Proposed Transactions will not, (i) conflict with or violate any provision of the Governing Documents of Parent or Purchaser, (ii) assuming all filings and notifications under any applicable Antitrust Laws have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Purchaser or (iii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel any agreement or contract to which Parent or Purchaser is a party, except, in the case of (ii) or (iii), as would not, individually or in the aggregate, materially impair or delay Parent or Purchaser from consummating the Proposed Transactions.
5.3    Organization.
Each of Parent and Purchaser is duly organized and validly existing under the laws of its respective jurisdiction and has all necessary power and authority to conduct its business in the manner in which it is being conducted at the date of this Agreement.
5.4    Litigation.
There is no Litigation pending or, to Parent or Purchaser's Knowledge, threatened, against Parent or Purchaser in respect of the consummation of the Proposed Transactions.
5.5    Brokers and Finders.
Neither Parent, Purchaser nor any Related Person of Parent or Purchaser has incurred any Liability to any party for any brokerage fees, agent's commissions, or finder's fees in connection with the Proposed Transactions.
5.6    Financial Resources.
As of the date of this Agreement, neither Purchaser nor Parent has any reason to believe that Purchaser will not be able to obtain necessary financing for the Purchase Price and its other payment obligations hereunder (including with respect to the repayment of the Specified Indebtedness and the Shareholder Loans (including Shareholder Loan Interest), and the Warehouse Purchase Price) on or prior to the Closing Date. On the Closing Date Purchaser will have funds on hand or access to credit facilities sufficient to pay the Purchase Price and such other payment obligations and otherwise to consummate the Proposed Transactions.
5.7        Financial Statements; Filings; No Undisclosed Liabilities.
(a)    Parent has timely filed all SEC Documents required to be filed by Parent since January 1, 2012 (together with all such SEC Documents filed, whether or not required to be filed the "Parent SEC Reports"). The Parent SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were made, not misleading. To the extent required by Securities Laws, each Parent SEC Report was accompanied by the certificates required to be filed or submitted by Parent's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certificate, such certificate was true and accurate and complied in all material respects with the Sarbanes-Oxley Act. No member of the Parent Group other than Parent is required to file any SEC Documents.
(b)    Each of the Parent Financial Statements (including, in each case, any related notes) contained in the Parent SEC Reports, including any Parent SEC Reports filed after the date of this Agreement and prior to Closing, complied as to form in all material respects with applicable Securities Laws and other applicable laws, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Parent and its subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it is required to file or submit, or files or submits, under the Securities Act and the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorisations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarise and report financial information and has identified for Parent’s auditors and audit committee of Parent’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.
(c)    Since January 1, 2012 through the date of this Agreement, (i) neither Parent nor any of its subsidiaries nor any director, officer, employee, auditor or accountant of Parent or any of its subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, that Parent or its subsidiaries have engaged in illegal or fraudulent accounting or auditing practices, and (ii) no attorney representing Parent or any of its subsidiaries, whether or not employed by Parent or any of its subsidiaries, has reported to the board of directors of Parent or any committee thereof or to any director or officer of Parent any evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2012, by Parent or any of its officers, directors, employees or agents. To the Knowledge of the executive officers of Parent there are no SEC inquiries or investigations, other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its subsidiaries or any malfeasance by any executive officer of Parent.
(d)    There are no outstanding or unresolved comments from any comment letters received by Parent from the SEC relating to any of the Parent SEC Reports. To the Knowledge of the executive officers of Parent, none of the Parent SEC Reports is the subject of any ongoing review by the SEC.
(e)    Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). Parent has not, in the preceding twelve months, received notice from the NYSE to the effect that Parent is not in compliance with the listing or maintenance requirements of the NYSE. Parent is, and, assuming the consummation of the Proposed Transactions, has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.
(f)    To the knowledge of the executive officers of Parent, none of Parent or any of its subsidiaries has any material Liabilities other than Liabilities that are reflected in the financial statements included in the Parent SEC Reports prior to the date of this Agreement, were incurred in the ordinary course of business since January 1, 2014, or that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Parent and its subsidiaries, taken as a whole.
5.8    No Further Representations.
Notwithstanding anything contained in this Article 5 or any other provision of this Agreement, it is the explicit intent of each Party that each of Parent and Purchaser is not making any representation or warranty whatsoever, express or implied, except those representations and warranties set forth in this Article 5, and in entering into this Agreement Seller expressly acknowledges and agrees that (i) it is not relying on any statement, representation or warranty other than those representations and warranties set forth in this Article 5, and (ii) none of the Purchaser, Parent or any of their respective Related Persons or Representatives shall have or be subject to any liability to Seller or any other Person resulting from or in connection with the dissemination to Seller or any other Person, or the use by Seller or any other Person of any such information, including any information made available in connection with or expectation of the entry into this Agreement or the Proposed Transactions other than to the extent addressed in a representation, warranty or covenant set forth in this Agreement and other than in the case of fraud. This Section 5.8 shall survive the Closing indefinitely.
ARTICLE 6    COVENANTS

6.1	Conduct of Business Prior to Closing.
From the date hereof to the Closing Date, and except as (i) otherwise contemplated in the Purchase Documents or in the Schedules hereto, (ii) required by Law, (iii) set forth in the Capex Plan, (iv) as required to comply with the provisions of any Contract in effect as of the date of this Agreement, or (v) set forth in Schedule 6.1    , Seller shall cause the Company and the Subsidiaries to (X) operate the Company and the Subsidiaries substantially as previously operated and only in the Ordinary Course of Business and (Y) without the prior written consent of the Purchaser or Parent (which consent shall not be unreasonably withheld, conditioned or delayed) not do any of the following:
(a)    sell, transfer, lease, sublease, license or otherwise dispose of any properties or assets (including intangible assets) that are material, individually or in the aggregate, to the Business as currently conducted (other than sales of Inventory in the Ordinary Course of Business);
(b)    make or incur capital expenditures in an aggregate amount exceeding €1,000,000 other than as set forth in the Capex Plan;
(c)    (A) commence any claim other than in accordance with past practices or (B) compromise, settle or grant any release of any claim relating to any pending litigation or arbitration where the amount involved exceeds €500,000 or involves a material restriction upon the operations of any member of the Company Group;
(d)    (A) amend or otherwise modify (including by entering into a new Material Contract with such party or otherwise) any of its Material Contracts in such a way as to materially reduce the expected business or economic benefits thereof other than in the Ordinary Course of Business, (B) terminate (other than allowing expiration according to its scheduled term) any Material Contract, (C) enter into any agreement that, if existing on the date of this Agreement, would be a Material Contract, in each case except as contemplated by the Purchase Documents or as required by Law, or (D) enter into any agreement with a Related Party that is not on an arms’ length basis;

(e)    amend any of the Governing Documents of any member of the Company Group;
(f)    modify, amend, terminate or permit the lapse of, in any material manner, any lease of, operating agreement or other agreement relating to the Leased Real Property and the Real Property (except for the lapse or termination of any lease or agreement in accordance with its terms or the renewals of existing leases in the Ordinary Course of Business);
(g)    grant to any Employee any material increase in compensation or benefits other than in the Ordinary Course of Business, except (A) for normal salary increases following performance reviews and payment of any performance-based incentives upon the achievement of performance goals with respect to plans in effect immediately prior to the date of this Agreement, (B) in connection with any newly hired employees filling positions that are, as of the date of this Agreement, vacant (or which become vacant due to terminations of employment and/or promotions) and in connection with any promotions, (C) as may be required under U.S. Benefit Plans or Non-U.S. Benefit Plans, (D) as may be required by applicable Law or contemplated by this Agreement, (E) as may be required by any employment agreement in effect as of the date hereof; or (F) as may be required by any collective bargaining agreement (be it at national, sector or any other level) or similar arrangement with a union, trade union, works council or any other employee representative body;
(h)    (A) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, or any other equity of the Company or any Subsidiary, or declare or pay any dividend or make any other distribution in respect of the share capital of the Company; (B) increase or reduce their respective share capital, or issue, grant or sell any other equity interests, options, rights or warrants in the Company or any Subsidiary; (C) adjust, split, combine or reclassify any shares or other equity of the Company or any Subsidiary;
(i)    purchase any securities or make any material investment, either by purchase of securities, contributions to capital, or asset transfers, in any Person, or otherwise acquire direct or indirect control over any Person;
(j)    fail to take all commercially reasonable steps necessary to maintain the Company Group’s rights in and to the Company Intellectual Property and other intangible assets of the Company Group, on a basis consistent with past practice;
(k)    delay payments to vendors or suppliers beyond normal and ordinary payment terms (except with respect to payment obligations being contested in good faith) in any material respect or offer any material inducements or incentives to customers to pay earlier than normal and ordinary payment terms;
(l)    fail to comply with all Laws applicable to the Company Group where the failure to so comply would have a Material Adverse Effect on the Company Group, its assets or properties or business;

(m)     fail to maintain the Books and Records in the Ordinary Course of Business, on a basis consistent with past practices;
(n)    fail to use commercially reasonable efforts to preserve the goodwill and patronage of the customers, Employees and suppliers of the Company Group and others having a business relationship with the Company Group, on a basis consistent with past practices; and
(o)    authorize any of, or commit or agree to take any of, the foregoing actions.

6.2	No Solicitation of Other Transactions.
(a)    Seller shall not, and shall not authorize or permit any of its Related Persons (including any member of the Company Group) or any of its or their Representatives to, directly or indirectly: (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Related Persons (including any member of the Company Group) and all of their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.
(b)    In addition to the other obligations under this Section 6.2, Seller shall promptly (and in any event within three Business Days after receipt thereof by Seller, the Other Shareholder or any of their respective Representatives) advise Purchaser orally and in writing of any firm Acquisition Proposal, any firm request for information with respect to any Acquisition Proposal, or any firm inquiry with respect to or that could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same, in each case to the extent permitted by Law and applicable contractual obligations in force at the date hereof.
(c)    Seller agrees that the rights and remedies for noncompliance with this Section 6.2 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

6.3	Notification of Changes; 2014 Audited Financial Statements.
(a)    Between the date hereof and the Closing Date, (i) Seller shall promptly notify Purchaser in writing of (x) any material development that would make the satisfaction of any of the conditions set forth on Sections 8.1, 8.2 or 8.3 on the Closing Date impossible or reasonably unlikely or (y) (A) any matter hereafter arising or discovered by Seller that, if existing or Known by the Company on the date hereof, would have been required to be disclosed on a Schedule to this Agreement in order for the representations and warranties set forth in Article 4 (other than any representation or warranty that speaks as of a specific date or time period) to be true in all material respects (or in the case of the Fundamental Representations (other than any Fundamental Representation that speaks as of a specific date or time period) true in all respects) as of the date hereof and (B) with respect to the representations and warranties in Article 4 that speak as of a specific date or time period, any matter hereafter discovered by Seller that was existing as of such specific date or time period that, if Known by the Company on the date hereof, would have been required to be disclosed on a Schedule to this Agreement in order for such representations and warranties that speak as of a specific date or time period to be true in all material respects (or in the case of such Fundamental Representations that speak as of a specific date or time period true in all respects) as of the date hereof, and (ii) Purchaser shall promptly notify Seller in writing of any material development that would make the satisfaction of any of the conditions set forth on Sections 9.1 or 9.2 on the Closing Date impossible or reasonably unlikely.
(b)    No notification, or failure to give any notice required by this Section 6.3, shall be given effect for purposes of (i) determining whether the conditions set forth in Sections 8.1 and 8.2 or Sections 9.1 and 9.2 have been satisfied, or (ii) determining whether Seller has any liability under Article 13 following the Closing or the termination of this Agreement.  Nothing in this Section 6.3 (including references herein to “in all material respects”) shall result in any representation or warranty being subject to any different “bring-down” standard pursuant to Section 8.1 than if this Section 6.3 did not apply (it being specifically understood and agreed that the proviso to Section 8.1 will continue to apply in accordance with its terms). Notwithstanding the terms of Section 13.7, in the event of a breach or alleged breach of this Section 6.3, the limitations and exclusions in Section 13.7 shall apply to such breach or alleged breach, and in no event shall Purchaser or Parent be entitled to duplicative relief based on both a breach or alleged breach of this Section 6.3 and a breach or alleged breach of a representation and warranty required to be updated by the terms hereof.
(c)    Seller shall use reasonable best efforts to provide Purchaser with the 2014 Audited Financial Statements as soon as they are available, but in no event later than March 31, 2015.
6.4    Antitrust Filings; Required Approvals.
(a)    Each of Seller, Parent and Purchaser agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Antitrust Laws and regulations to consummate and make effective the Proposed Transactions, which actions shall include furnishing all information and documents required by applicable Law in connection with approvals of or filings with any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Antitrust Laws (“Governmental Antitrust Authority”), including filing, or causing to be filed, as promptly as practicable, except that any required notification and report forms under the HSR Act will be filed with the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) no later than ten days following the execution and delivery of this Agreement, and any notification form to other competent Governmental Antitrust Authorities (as listed in Schedule 7.1(a)) will be filed as promptly as practicable, and in any event no later than January 31, 2015.
(b)    Each Party hereto hereby agrees to cooperate with each other Party and use its commercially reasonable efforts to promptly prepare and file all necessary filings and other documents and to obtain as promptly as practicable all necessary Consents of all Third Parties and Governmental Authorities necessary or advisable for it to consummate the Proposed Transactions. In the event that the Parties receive a Second Request for additional information under the HSR Act the Parties will use their respective commercially reasonable efforts to respond to such Second Request as promptly as practicable and counsel for both Parties will closely cooperate with each other during the entire Second Request review process.
(c)    Each Party shall have the right to review and comment upon in advance, and to the extent practicable each will consult the other Parties on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Parent, Purchaser, Seller or the Company Group, as the case may be, that appears in any filing made with, or other written materials submitted to, any Third Party or Governmental Authority in connection with the Proposed Transactions. Each Party shall have the right to participate in any meetings or conferences with any Governmental Authority, subject to applicable Laws relating to the exchange of information. In exercising the foregoing right, each of Purchaser and Seller shall act reasonably and as promptly as practicable. Purchaser and Seller agree that they will keep the other apprised of the status of matters relating to completion of the Proposed Transactions, including, subject to applicable Laws relating to the exchange of information, promptly furnishing the other with copies of notice or other communications received by Parent, Purchaser, Seller or the Company Group, as the case may be, from any Third Party or Governmental Authority with respect to the Proposed Transactions.
(d)     Notwithstanding any other provision of this Agreement, neither Parent nor Purchaser shall have any obligation to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable commercial judgment of Parent and Purchaser, could be expected to limit the rights of Parent and Purchaser or their Related Persons to own or operate all or any portion of their respective businesses or assets. With regard to any Government Authority, none of the Seller, any of its Related Persons, nor the Company, shall without Purchaser’s written consent, to be given in Purchaser’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s or Purchaser’s freedom of action with respect to, or Parent’s or Purchaser’s ability to retain any of the businesses, product lines or assets Parent and Purchaser are acquiring in this Agreement or otherwise receive the full benefits of this Agreement.

6.5    Access to Properties, Books and Records.
From the date of this Agreement until the earlier of termination of this Agreement or the Closing, Seller shall give Parent and Purchaser reasonable access, upon reasonable notice during normal business hours to all properties, books, records and key management personnel of or pertaining to the Company and its Subsidiaries to the extent reasonably required to facilitate integration activities; provided, however, that the foregoing will not: (i) materially interfere with the day-to-day operations of the Company and its Subsidiaries; and (ii) require Seller, the Company or any Subsidiary to provide access or to disclose information where such access or disclosure would contravene any Law or contract, or would relate to commercially sensitive information, or would result in the waiver of any legal privilege or work-product protection. Any information disclosed will be subject to the provisions of Section 11.1. For the avoidance of doubt, Purchaser shall not conduct any sampling or other intrusive investigation of air, surface water, groundwater or soil at or in connection with any property associated or affiliated in any way with the Company Group without the prior written approval of Seller, which shall not be unreasonably withheld, conditioned, or delayed. Any sampling activity by Purchaser shall in no way materially interfere with or disrupt the business and operations of the Company Group. Subject to the proviso to the first sentence of this Section 6.5, and subject to the second sentence of this Section 6.5, from the date of this Agreement until the earlier of termination of this Agreement or the Closing, Seller shall, and shall cause the Company Group to, cooperate with reasonable requests by Purchaser and Parent related to Purchaser’s planning and preparation with respect to ownership and operation of the Company Group following the Closing, including with respect to, among other things, systems integration and product development. Subject as aforesaid, Seller shall also provide to Purchaser and Parent, within thirty days of the date hereof, a schedule containing a true and correct and, to the extent disclosure is allowed under local data protection Law, complete list (on an anonymous basis) as at the relevant date of the following information for all present employees of the Company Group working in the European Union (including employees on leave of absence for long-term incapacity) or in Russia and each entitled to a gross annual base salary in excess of €250,000 for the fiscal year 2014: job position; starting date of employment; age; type of employment agreement: blue collar, white collar, limited or unlimited duration, part-time or full-time; and whether any such employee is a protected employee (including but not limited to pregnant employees, union delegation members, Prevention and Protection Committee members, Works Council members, prevention advisors and, if relevant under the applicable Law, the employees who were candidates during the last social elections), amount of yearly gross salary, amount of bonuses or other incentive pay or fringe benefits, and whether such employee is on leave of absence.
6.6    WARN Notice.
Seller shall take all actions required by and bear sole responsibility for any obligations or liabilities to the Company Group’s employees under the WARN Act for actions occurring prior to the Closing Date. Purchaser shall take all actions required by and bear sole responsibility for any obligations or liabilities to the Company Group’s employees under the WARN Act for actions occurring on or following the Closing Date.

6.7    Payment of Indebtedness by Related Persons.
Except with respect to the Shareholder Loans which, together with the Specified Indebtedness, shall be repaid at Closing, and as otherwise expressly provided in this Agreement, Seller will cause all Indebtedness owed to the Company Group by Seller or its Related Persons (which term as used in this Section 6.7 shall not include the Company or its Subsidiaries) to be paid in full prior to Closing.
6.8    Release of indemnities, etc.
Purchaser shall procure that as from Closing Seller and its Related Persons (which term as used in this Section 6.8 shall not include the Company or its Subsidiaries) are released from all guarantees and indemnities which have been given by such Persons in respect of any liability or obligation of any member of the Company Group, and pending such release Purchaser shall indemnify and hold harmless Seller against all liabilities under those guarantees and indemnities.
6.9    Further Assurances.
Subject to the terms and provisions of this Agreement, each of the Parties hereto will use its respective commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the Proposed Transactions (including satisfaction, but not waiver, of the conditions to Closing set forth in Article 7 (in relation to all Parties), Article 8 (in relation to Seller) and Article 9 (in relation to Purchaser)).
6.10    Parent Covenant.
From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, except as otherwise expressly contemplated herein, Parent covenants and agrees that it shall conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment, to preserve intact the Parent Group's core businesses and goodwill.
6.11    Listing.
Parent shall cause to be listed, prior to the Closing, on the NYSE, subject to official notice of issuance, the shares of the Parent Common Stock to be issued to Seller pursuant to the Proposed Transaction, and Parent shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.
6.12    Employees and Benefit Plans.
(a)    From the Closing until the 12 month anniversary of the Closing, Purchaser shall provide to those employees of the Company Group as of immediately prior to the closing (the “Continuing Employees” ) compensation and benefits that are substantially similar in the aggregate to those provided to similarly-situated employees of the Purchaser, except where Law or existing contractual arrangements require that Purchaser provides compensation and benefits no less favorable in the aggregate to those provided to the Continuing Employees immediately prior to Closing, and provided that Purchaser may, in its discretion but subject to Law and existing contractual arrangements, choose to continue the compensation and benefit arrangements as in effect for Continuing Employees immediately prior to Closing where such continuation is permitted by Law, and provided further that Purchaser may, in its discretion but subject to Law and existing contractual arrangements, choose to alter the compensation and benefits package to meet changes in applicable Laws, and, more in particular, to phase out discriminations as contemplated under current or future equal treatment laws. During such 12 month period, Purchaser shall provide Continuing Employees with no less favorable severance benefits that they would receive under the Benefit Plans and Non-U.S. Benefit Plans immediately prior to Closing (to the extent such Benefit Plans and Non-U.S. Benefit Plans are disclosed in the Data Room). Nothing herein shall be deemed to be a guarantee of employment for any employee of the Company Group, or other than as provided in any applicable employment agreement or other contract, to restrict the right of the Purchaser to terminate the employment of any such employee. The terms and conditions of employment for the US-based employees of the Group Companies as of the Closing who are represented by a union and who continue with the Purchaser shall be governed by the applicable collective bargaining agreement.
(b)    With respect to any employee benefit plan in which any Continuing Employees first become eligible to participate at or after the Closing (the “New Company Plans” ), Purchaser and Parent shall use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Employees of the Company Group or under any health and welfare New Company Plans in which such employees may be eligible to participate after the Closing to the extent such pre-existing conditions, exclusions and waiting periods were waived or otherwise satisfied under a corresponding Benefit Plan immediately prior to the Closing, (ii) cause deductibles, coinsurance or maximum out-of-pocket payments made by such employees during the applicable plan year in which such employee first participates in the applicable New Company Plan to reduce the amount of deductibles, coinsurance and maximum out-of-pocket payments under the New Company Plans to the extent taken account under the corresponding Benefit Plan or Non-U.S. Benefit Plan in respect of the same plan year; and (iii) recognize service credited by the Company Group prior to the Closing for purposes of eligibility to participate and vesting credit (and, for purposes of severance and paid time off only, for purposes of determining the amount or level of benefit) in any New Company Plan in which such employees may be eligible to participate after the Closing; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.
(c)    Except as expressly provided herein, nothing contained in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Benefit Plan or Non-U.S. Benefit Plan or (ii) limit the right, subject to the applicable Laws, of Purchaser to amend, terminate or otherwise modify any Benefit Plan or Non-U.S. Benefit Plan following the Closing, (iii) confer upon any Person whether or not a party to this Agreement any right to employment, any right to compensation or benefits, or any other right of any kind or nature whatsoever.
(d)    Notwithstanding anything to the contrary in this Agreement, the members of the Company Group, in their sole discretion, shall be permitted to (i) prior to the Closing, pay out bonuses for any completed fiscal year to their employees in the Ordinary Course of Business and (ii) on the Closing and with the consent of Purchaser, not to be unreasonably withheld, pay to each eligible employee a pro rata bonus in respect of the Company’s then current fiscal year through the Closing based on the Company Group’s determination, in good faith (and in consultation with the Purchaser), of the amounts earned, based on actual performance through the Closing, provided that such amounts in this clause (ii) are included as Transaction Expenses.
(e)    If Purchaser so requests no later than ten days before the Closing Date, subject to applicable Law, the terms and conditions of the applicable Benefit Plans, any collective labor agreements and contingent on Closing, Seller shall take all actions necessary to terminate any group 401(k) plans, including any participant notice requirements and including documenting such actions through resolution of the appropriate board or committee of Seller or the Company Group, in each case with effect as of the day immediately prior to the Closing Date.  No later than the date immediately prior to the Closing Date, Seller shall provide Purchaser with evidence that the board of directors of the applicable plan sponsor has passed resolutions to terminate each applicable group benefit plan identified above with effect at the Closing Date.  Purchaser shall have the ability to review and consult with Seller in relation to the form and substance of such resolutions, and Seller shall take into account Purchaser’s reasonable comments.
(f)    Seller and Purchaser shall cooperate using commercially reasonable efforts and in good faith to ensure that the following items are resolved prior to the Closing Date: (1) to the extent 401(k) ADP/ACP discrimination tests have not been passed for any of the prior three plan years, the Company Group shall take all actions necessary to ensure any corrective refunds have been processed and that, if deemed reasonably necessary by Purchaser, a corrective filing under the Internal Revenue Service’s voluntary correction program is properly made; and (2) to the extent Form 5500 filings for the 2013 plan year with respect to U.S. group welfare plans have not been timely filed, the Company Group shall take all actions necessary to ensure that corrective filings under the Department of Labor’s Delinquent Filer Voluntary Compliance Program are made.
6.13    Tax Matters.
Except as required by applicable Law or Taxing Authority practice, from the date of this Agreement to the Closing Date, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), none of Seller, the Company nor any of the Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any Tax or accounting method or system of internal accounting control, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating the Company or any of its Subsidiaries, or take any similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date.
6.14    Financing.
(a)    Prior to the Closing, Purchaser and Parent shall use commercially reasonable efforts to obtain any necessary financing for the Purchase Price and its other payment obligations hereunder (including with respect to the repayment of the Specified Indebtedness and the Shareholder Loans (including Shareholder Loan Interest), and the Warehouse Purchase Price) hereunder in a timely manner (including alternative financing if the contemplated bond financing is not available) and Seller shall, and shall cause the Company Group to, use commercially reasonable best efforts to provide to Purchaser, at Purchaser’s sole expense, cooperation reasonably requested by Purchaser in order for Purchaser to obtain financing for any portion of the Purchase Price and such other payment obligation hereunder provided, however, that (A) nothing in this Section 6.14 shall require any cooperation to the extent that it would unreasonably interfere in any material respect with the business or operations of Seller or its Related Persons, (B) none of Seller or its Related Persons shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Purchaser Financing and (C) none of Seller or its respective Related Persons shall be required to execute or deliver any document, including any agreement, instrument, guaranty, warranty, indemnity or certificate, that is not contingent upon the Closing or that would be effective prior to Closing. Purchaser and Parent shall promptly, upon request by Seller, reimburse Seller and its Representatives for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Seller or its Representatives in connection with the cooperation contemplated by this Section 6.14(a). All non-public information regarding Seller and its respective Representatives provided to Purchaser, Parent or their Representatives pursuant to this Section 6.14(a) shall be kept confidential by them in accordance with Article 11, except for disclosure to potential lenders or investors as required in connection with any such financing subject to customary confidentiality provisions. Purchaser and Parent agree that any breach of this Section 6.14(a) shall not constitute a breach of this Agreement that gives rise to or contributes to any failure of a condition set forth in Article 7 or Article 8 to be satisfied.
(b)    Purchaser acknowledges and agrees that obtaining the financing is not a condition to the Closing. For the avoidance of doubt and regardless of whether Purchaser and Parent have complied with their obligations set out in Section 6.14(a), if the financing (whether bond financing or alternative financing) has not been obtained, Purchaser shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Article 7 and Article 8, to complete the Proposed Transactions on the terms contemplated by this Agreement, and Parent shall continue to be obligated in accordance herewith.
(c)    Purchaser and Parent shall, and shall procure that their Representatives shall, cooperate with and provide such information and take such steps as may reasonably be requested by Seller or the holders of Specified Indebtedness in order to obtain the Payoff Letters and to discharge the Specified Indebtedness at the Closing, including satisfaction of such holders’ anti-money laundering procedures.
6.15    Title Insurance.
Seller shall on or prior to the Closing Date deliver (or cause the Company, its applicable Subsidiary or their respective officers to deliver) such documents and instruments as may be reasonably requested by Purchaser or Purchaser’s title company, including without limitation affidavits of title (such as non-imputation affidavits) and such other documentation in such forms reasonably required by the title company in order to issue (i) an extended coverage owner's policy of title insurance with respect to any U.S. Real Property (or, as the case may be, date down endorsements to existing owner’s policies), and (ii) an extended coverage leasehold owner’s policy of title insurance with respect to the U.S. LVT Plant (or, as the case may be, date down endorsements to existing owner’s policies). Such title insurance policies shall be issued at Purchaser’s sole cost and expense, and, except as explicitly provided herein, Seller shall have no obligations with respect to the issuance of such title insurance policies (for the avoidance of doubt, Seller shall have no obligation to cause the title company to remove any exception to its existing title insurance policies or the title insurance policies to be issued at Purchaser's request).
6.16    Transition Services Agreement with Baltisse.
The Parties agree to negotiate in good faith during the period from the date of this Agreement to the Closing Date to enter into a transition services agreement regarding the provision of ICT desktop services by IVC NV (or such other Group Company as Seller and Purchaser may agree) to Baltisse NV after the Closing.
6.17    Restructuring.
At or prior to the Closing, Seller (i) shall have caused the Other Shareholder to transfer its Shares in the Company to Seller, (ii) shall have taken such actions necessary to exercise and acquire the shares resulting from the exercise of all outstanding stock options in the Company or any Subsidiary, and (iii) shall have, and shall have caused the Company to, take all such actions necessary to ensure that each member of the Company Group is wholly-owned, directly or indirectly, by the Company as of the Closing Date, other than with respect to class A shares in Avelgem held by certain residents of Avelgem, Belgium (the transactions described in this Section 6.17, the “Restructuring”).

ARTICLE 7     MUTUAL CONDITIONS TO CLOSING.
The respective obligations of each of the Parties to consummate the Proposed Transactions are subject to satisfaction or waiver in writing by each Party, prior to the Closing Date, of each of the following conditions:

7.1    Antitrust Filings.
(a)    (i) all waiting periods (and any extensions thereof) under any Antitrust Laws applicable to the Proposed Transactions having expired or been terminated and (ii) all consents, approvals and authorizations of the Governmental Antitrust Authorities in the jurisdictions set forth on Schedule 7.1(a) shall have been obtained; and
(b)    At the Closing Date, (i) there being in effect no preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction, and (ii) no action shall have been commenced by a Governmental Antitrust Authority, in the case of either of clauses (i) or (ii) that restrains, prohibits or otherwise makes illegal the consummation of the Proposed Transactions.
7.2    2014 Audited Financial Statements
The 2014 Audited Financial Statements shall have been delivered to Parent and Purchaser.
ARTICLE 8    CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.
The obligations of Purchaser to consummate the Proposed Transactions shall be subject to the satisfaction, before (or, in relation to Section 8.1, on) the Closing Date, of each of the following conditions, all or any of which may be waived in writing, in whole or in part, by Purchaser or Parent:
8.1    Representations and Warranties.
Each of the representations and warranties made by Seller in Article 4 shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except that such representations and warranties (i) made as of a specific date or in respect of a specific period shall be true and correct only as of such specific date or in respect of such specific period, and (ii) may be untrue or incorrect as a result of actions or transactions expressly permitted by the Purchase Documents or actions or transactions of Seller made with the prior written consent of Purchaser or Parent), provided that for purposes of this Section 8.1, if any representation or warranty made by Seller (other than a Fundamental Representation) includes within its terms a materiality qualifier, such qualifier shall be disregarded solely for purposes of determining compliance with this Section 8.1; provided, further, that for purposes of this Section 8.1, this condition shall be deemed to have been satisfied unless the failure of any such representation and warranty (other than a Fundamental Representation) to be true and correct on and as of the Closing Date, or on and as of the specific date (or specific period) that such representation and warranty is made, as applicable, would have a Material Adverse Effect.
8.2    Compliance by Seller.
Seller shall have duly performed in all material respects all of the covenants, agreements, obligations and conditions contained in this Agreement to be performed by Seller at or prior to the Closing Date, and Purchaser shall have received a certificate of an authorized signatory of Seller dated as of the Closing Date certifying that this condition has been satisfied.
8.3    No Material Adverse Effect.
There shall not have been any Material Adverse Effect since the date of this Agreement.
8.4    The Restructuring.
The Restructuring shall have been completed and Purchaser shall have received a certificate of an authorized signatory of Seller certifying that this condition has been satisfied.
ARTICLE 9    CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER.
The obligation of Seller to consummate the Proposed Transactions shall be subject to the satisfaction, before (or, in relation to Section 9.1, on) the Closing Date, of each of the following conditions, all or any of which may be waived in writing, in whole or in part, by Seller.

9.1	Representations and Warranties.
Each of the representations and warranties made by Purchaser and Parent in Article 5 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

9.2	Compliance by Purchaser and Parent.
Purchaser and Parent shall have duly performed in all material respects all of the covenants, agreements and obligations contained in this Agreement to be performed by Purchaser and Parent at or prior to the Closing Date; and Seller shall have received a certificate dated the Closing Date, executed by an authorized officer of each of Purchaser and Parent, to such effect.

ARTICLE 10    POST-CLOSING MATTERS
10.1    Non-Competition; Non-Solicitation.
(a)    Until the expiration of three years after the Closing Date (the “Restricted Period”), each of (i) Balcaen, individually, and (ii) Seller (on behalf of itself and on behalf of its Related Persons, but excluding for the avoidance of any doubt the Company Group) agrees that it will not, in any manner (whether on its own account, or as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), anywhere in the United States, the European Union, Russia and the Ukraine (together, the “Restricted Territory”), engage in the Business, or own any interest in, manage, control, participate in (as an owner, operator, manager, consultant, officer, director, employee, investor, agent or representative), or consult with or render services for any Person that is engaged in the Business; provided, however, that no owner of less than 5% of the outstanding stock of any publicly-traded company shall be deemed to engage solely by reason thereof in the Business. Nothing in this Section 10.1 shall be deemed to require Seller to restrict any activities of any Person that Seller does not control or with respect to which Seller has existing contractual or legal obligations limiting Seller’s discretion to impose on such Person obligations such as those in this Section 10.1, provided that such contractual or legal obligations have been disclosed to Purchaser and Parent in the Disclosure Schedule as of the date of this Agreement. This Section 10.1 shall not apply to Balcaen’s or Seller’s and its Related Persons’ interests in Balta, on the condition that during the Restricted Period (i) neither Balcaen nor Seller and its Related Persons shall increase any of their respective ownership stakes in Balta as compared to the date hereof, and (ii) none of Balcaen or Seller or its Related Persons shall take any action to manage, control, participate in (as an operator, consultant, officer, director, manager, employee, agent or representative), or consult with or render services to Balta with respect to the Business (provided that, notwithstanding the above, being a manager (gérant) of Balta shall not in and of itself be prohibited under this Section 10.1).
(b)    Balcaen and Seller (including its Related Persons) each agree that it will not, during the Restricted Period, in any manner (whether on his, her or its own account, as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), (i) call upon, solicit or provide services to any customer of the Company as of the date hereof with the intent of selling or attempting to sell any Business products or Business services, (ii) hire or engage or recruit, solicit or otherwise attempt to employ or engage any Person employed or engaged by the Company or any Subsidiary, or induce or attempt to induce any Person to leave such employment or engagement (provided that general advertising of vacancies and positions shall not be prohibited), or (iii) in any way intentionally prejudice the relationship between the Company or any Subsidiary and any employee, customer, sales representative, broker, supplier, licensor, licensee or other material business relation (or any prospective customer, supplier, licensor, licensee or other business relationship) of any of the Company or its Subsidiaries (including by making any negative or disparaging statements or communications regarding the Company or any Subsidiary).

(c)    The Parties specifically acknowledge and agree that in the event that either Balcaen or Seller breaches this Section 10.1, Parent and Purchaser shall have the right to seek specific performance from or injunct such breaching party from violating this Section 10.1 and to have the restrictions set forth in this Section 10.1 specifically enforced by the tribunal having jurisdiction to decide on this matter. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to Parent and Purchaser at law, and in particular the right to seek compensation for the damage suffered as a consequence of the breach of this Section 10.1. Balcaen and Seller each understand and agree that, if the Parties become involved in legal action regarding the enforcement of this Section 10.1 and if Parent or Purchaser prevails in such legal action, Parent or Purchaser, as applicable, will be entitled, in addition to any other remedy, to recover from Balcaen or Seller, as appropriate, its reasonable costs and attorneys’ fees incurred in enforcing such covenants.
(d)    Balcaen and Seller each acknowledge that the provisions of this Section 10.1 are reasonable and necessary to protect the legitimate interests of Parent and Purchaser. However, if any of the provisions of this Section 10.1 are held by a final judgment of a court of competent jurisdiction to exceed any limitation imposed by the applicable law (in particular, but not solely, the limitations in duration, geographic area or personal and material scopes), such provisions shall not be declared null and void but the Parties shall be deemed to have agreed to such provisions as confirm with the maximum permitted by the applicable Law, and any provision of this Section 10.1 exceeding such limitations shall be automatically amended accordingly. Provided that Purchaser has complied with its obligations hereunder to pay the Purchase Price, to repay the Specified Indebtedness and the Shareholder Loans (including Shareholder Loan Interest), and to pay the Warehouse Purchase Price, the existence of any other claim or other cause of action by Seller against the Company Group or Purchaser Group, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by Parent or Purchaser of the provisions of this Section 10.1, which section will be enforceable upon payment of the Purchase Price and such other aforesaid payment obligations notwithstanding the existence of any breach by Parent or Purchaser.

10.2	Retention of Records.
(l)        Purchaser shall retain, and cause the Company Group after the Closing to retain, all Books and Records which are in the Company Group’s possession or control at the Closing relating to the Benefit Plans or accounting or legal matters prior to the Closing for a period of at least seven years from the date hereof or such further period as may be required by any applicable Law in effect as of the date of this Agreement or that may be enacted thereafter; provided, however, that at the end of such seven-year or applicable longer period the Books and Records may be disposed of by Purchaser or the Company Group, if Purchaser or the Company Group first offers to surrender possession thereof to Seller at Seller’s expense. After the Closing Seller shall have the right during normal business hours, upon reasonable notice to Purchaser or the Company Group, to inspect and make copies of books and records of the Company Group for any reasonable purpose including the preparation of Tax Returns and other Governmental Authority filings, the preparation of financial statements and the defending of claims.

(b)    Seller may retain (i) one copy of the materials included in the Data Room organized by Seller in connection with the purchase and sale of the Shares, together with a copy of all documents referred to in such materials, (ii) all internal correspondence and memoranda, valuations, investment banking presentations and bids received from others in connection with the sale of the Shares, and (iii) a copy of all consolidating and consolidated financial information and all other accounting records prepared or used in connection with the preparation of the Financial Statements.

10.3	Further Assurances.
Seller agrees from time to time after the Closing Date, at Purchaser's request, to execute, acknowledge, and deliver to Purchaser such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications, and further assurances as Purchaser may reasonably require in order to vest more effectively in Purchaser, or to put Purchaser more fully in possession of, any of the Company’s rights or assets. Each of the Parties hereto will cooperate with the other and execute and deliver to the other Parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other Party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement. Each Party shall bear its own costs and expenses in compliance with this Section 10.3.

10.4	Quitus.
Within five Business Days following the Closing Date Purchaser shall procure (i) that a resolution of the general meeting (or as the case may be sole shareholder) of each member of the Company Group is duly (and, in the case of multiple shareholders, unanimously) passed granting full discharge (quitus, or the equivalent concept in other jurisdictions) to the outgoing members of the board of each such member of the Company Group for their conduct up to the Closing Date, and (ii) shall repeat such discharge at the occasion of the next general meeting/sole shareholder resolution approving the annual accounts of the relevant member of the Company Group, provided, however, that such discharge to the outgoing members of the board of each such member of the Company Group shall in both cases be granted subject to all matters which may give rise to any finding of liability in accordance with applicable Law of such members of the board of each member of the Company Group and which have not been disclosed to the Purchaser prior to the Closing Date. Copies of all such resolutions shall be promptly provided to Seller.
ARTICLE 11    CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

11.1	Confidentiality.
(a)    Until the third anniversary of (i) the Closing Date or (ii) the date of termination of this Agreement, Purchaser will, and will cause its directors, officers, Representatives and Related Persons to, hold in confidence, and not disclose to any Person (other than as permitted by this Section 11.1), any Confidential Information;

provided, however, that for Confidential Information that is a trade secret under applicable Law, for so long as such Confidential Information remains a trade secret under applicable Law, Purchaser will, and will cause its directors, officers, Representatives and Related Persons to, hold in confidence, and not disclose to any Person (other than as permitted by this Section 11.1), any such Confidential Information.
(b)    Until the third anniversary of the Closing Date, Seller will, and will cause its directors, officers, Representatives and Related Persons to, hold in confidence, and not disclose to any Person (other than as contemplated by this Section 11.1), any Confidential Information; provided, however, that for Confidential Information that is a trade secret under applicable Law, for so long as such Confidential Information remains a trade secret under applicable Law, Seller will, and will cause its directors, officers, Representatives and Related Persons to, hold in confidence, and not disclose to any Person (other than as contemplated by this Section 11.1), any such Confidential Information.
(c)    This Section 11.1 shall not prevent disclosure by a Party or its Representatives to the extent that: (i) disclosure is required by Law or by any Governmental Authority (including any Taxing Authority) having applicable jurisdiction (provided that the disclosing party shall first, to the extent reasonably practicable and permitted by Law, inform the other party of its intention to disclose such Confidential Information and take into account the reasonable comments of the other party), (ii) disclosure of Confidential Information that was lawfully in the possession of such Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held, (iii) disclosure of Confidential Information that has previously become publicly available other than through such Party’s fault (or that of its Representatives), (iv) disclosure is required for the purpose of any arbitral or judicial proceedings arising out of the Purchase Documents, or (v) disclosure is to Related Persons of Seller or the Other Shareholder.
(d)    The Parties agree that the Confidentiality Agreement shall terminate at the Closing. If this Agreement terminates the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

11.2	Public Announcements.
(a)    The Parties will consult with each other before issuing press releases or otherwise making any public statements or communicating with the employees of the Company and its Subsidiaries with respect to this Agreement or the Proposed Transactions and the Parties shall not issue any such press release or public statement without the prior approval of the other Parties (which approval will not be unreasonably withheld, conditioned or delayed).
(b)    The restriction in Section 11.2(a) shall not apply to the extent the public announcement is required by Law or any Governmental Authority of competent jurisdiction; provided, however, that the party making the announcement shall use its reasonable best efforts to consult with the other party in advance as to its form, content and timing.

ARTICLE 12    TERMINATION

12.1	Termination.
This Agreement may be terminated:
(a)    by the mutual consent of Parent and Purchaser on the one hand and Seller, on the other;
(b)    by Parent and Purchaser if any condition in either of Article 7 or Article 8 becomes impossible to perform or satisfy or has not been satisfied in full (in either case, other than as a result of a breach or default by Parent and Purchaser in the performance of their obligations hereunder) and the performance of such condition has not been waived by Purchaser in writing at or prior to the Outside Date;
(c)    by Seller if any condition in Article 7 or Article 9 becomes impossible to perform or satisfy or has not been satisfied in full (in either case, other than as a result of a breach or default by Seller in the performance of its obligations hereunder) and the performance of such condition has not been waived by Seller in writing at or prior to the Outside Date; or
(d)    by either Party (other than a Party that is in default of its obligations under this Agreement) if the Closing shall not have occurred on or before June 30, 2015 (the “Outside Date”), provided however that if on June 30, 2015 the condition to Closing set forth in Section 7.1 shall not have been fulfilled but all other conditions to Closing shall have been or shall be capable of being fulfilled (assuming the Closing were to occur on such date) then at the option of either Party the Outside Date may be (and shall automatically upon notice to that effect be) extended to September 30, 2015.
12.2        Effect of Termination.
As to any damages of either Party arising from the effect of termination or abandonment of this Agreement by the other Party, such Party is entitled to pursue its rights or remedies against the other Party to the extent such rights or remedies may be available at Law. The following provisions shall survive the termination of this Agreement: Articles 1, 11 and 15. Upon termination of this Agreement, without prejudice to the terms of the Confidentiality Agreement, Purchaser shall return and shall procure that its Representatives shall return to Seller any DVD copy of the Data Room provided in connection with this Agreement.
ARTICLE 13    INDEMNIFICATION

13.1	Agreement of Seller to Indemnify.
Subject to the terms and conditions of this Article 13, from and after the Closing Seller agrees to indemnify, defend, and hold harmless Purchaser Indemnitees from and against, any and all Losses resulting from or arising out of:

(a)    the failure of any representation or warranty of Seller contained in or made pursuant to this Agreement to be true and correct as of the date such representation or warranty was made (provided that, for the avoidance of any doubt, the inaccuracy in or breach of the representations and warranties expressly given as of or related to specified dates or periods shall be determined with reference to such specified dates or periods);
(b)    the breach of any covenant or agreement of Seller contained in or made pursuant to this Agreement;
(c)    the Specified Environmental Risks;
(d)    the IP Risks;
(e)    the Specified Litigation Risks;
(f)    the Specified Subsidies Risks; and
(g)    the Restructuring, except for any Loss as a result of IVC NV or Trinterio NV being wholly-owned by a member of the Company Group at Closing.
For purposes of this Article 13, for purposes of determining the amount of Losses resulting from a breach of any representation or warranty (but not, for the avoidance of doubt, for purposes of determining whether there has been a breach), any qualification or limitation of such representation or warranty by reference to the materiality of matters stated therein or as to matters having or not having a “Material Adverse Effect” shall be disregarded.

13.2	Agreement of Purchaser and Parent to Indemnify.
Subject to the terms and conditions of this Article 13, each of Purchaser and Parent agrees to indemnify, defend, and hold harmless Seller Indemnitees from and against, any and all Losses resulting from or arising out of:
(a)    the failure of any representation or warranty of Purchaser or Parent contained in or made pursuant to this Agreement to be true and correct as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); and
(b)    the breach of any covenant or agreement of Purchaser or Parent contained in or made pursuant to the Purchase Documents.

13.3	Procedures for Indemnification.
(a)    An Indemnification Claim shall be made by the Indemnitee by delivery of a written declaration to the Indemnitor requesting indemnification and specifying in reasonable detail the basis on which indemnification is sought and the amount of asserted

Losses and, in the case of a Third Party Claim, containing (by attachment or otherwise) such other information as the Indemnitee shall have concerning such Third Party Claim (an “Indemnification Claim Notice”).
(b)    If the Indemnification Claim involves a Third Party Claim, the procedures set forth in Section 13.4 hereof shall be observed by the Indemnitee and the Indemnitor.
(c)    If the Indemnification Claim involves a matter other than a Third Party Claim, the Indemnitor shall have 30 Business Days following receipt of the Indemnification Claim Notice to object to such Indemnification Claim by delivery of a written notice of such objection to the Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by the Indemnitor and the Indemnification Claim shall be paid in accordance with Section 13.3(d) hereof. If an objection is timely interposed by the Indemnitor, then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of 60 Business Days from the date (such period is hereinafter referred to as the “Claim Resolution Period”) the Indemnitee receives such objection. After the Claim Resolution Period, if the Indemnitor and the Indemnitee still cannot agree on the amount of an Indemnification Claim, either the Indemnitor or the Indemnitee may submit the dispute concerning such Indemnification Claim for resolution as provided in Section 15.12 below; provided, however, nothing herein shall prevent the Parties from seeking interim or injunctive relief with respect to such dispute.
(d)    Upon determination of the amount of an Indemnification Claim that is binding on both the Indemnitor and the Indemnitee, the Indemnitor shall pay the amount of such Indemnification Claim (i) if such amount is due from the Seller, from the Escrow Amount or, if the Escrow Amount has been released from escrow or otherwise exhausted, by wire transfer of immediately available funds within five Business Days of the date such amount is determined, or (ii) if such amount is due from the Purchaser, by wire transfer of immediately available funds within five Business Days of the date such amount is determined.

13.4	Defense of Third Party Claims.
(a)    In the event of a Third Party Claim, the Indemnitee shall have ten Business Days from receipt of notice of the Third Party Claim to notify each Indemnitor thereof in writing by providing an Indemnification Claim Notice. The right of an Indemnitee to be indemnified under this Article 13 in respect of a Third Party Claim shall not be adversely affected by a failure to provide such Indemnification Claim Notice unless, and then only to the extent that, an Indemnitor is prejudiced thereby.
(b)    The Indemnitor shall have ten Business Days (or such lesser time as may be necessary to comply with statutory response requirements for litigation claims that are included in such Third Party Claims) from receipt of the Indemnification Claim Notice to notify in writing the Indemnitee of whether or not the Indemnitor will, at its sole cost and expense, defend the Indemnitee against such Third Party Claim.

(c)    In the event that the Indemnitor notifies the Indemnitee within the ten Business Day period that it chooses to defend the Indemnitee against such Third Party Claim, the Indemnitor will defend the Indemnitee by appropriate proceedings, which proceedings shall be promptly settled or prosecuted by the Indemnitor to a final conclusion in such a manner as to minimize the risk of the Indemnitee becoming subject to Liability for any other significant matter. If the Indemnitee desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If any such Third Party Claim or the litigation or resolution of any such Third Party Claim involves a claim for equitable relief, then the Indemnitee shall have the right to control the defense or settlement of any such Third Party Claim or demand and its reasonable costs and expenses shall be included as part of the indemnification obligation of the Indemnitor. If the Indemnitee should elect to exercise such right, the Indemnitor shall have the right to participate in, but not control, the defense or settlement of such Third Party Claim at its sole cost and expense.
(d)    In the event that the Indemnitor fails to provide a written response to Indemnitee with respect to such Indemnification Claim Notice within the ten Business Day period, the Indemnitee shall have the right to control the defense or settlement of such Third Party Claim, provided, that the Indemnitor shall have the right to participate in, but not control, the defense or settlement of such Third Party Claim at its sole cost and expense and provided further that the Indemnitee shall not settle any such Third Party Claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned or delayed.
(e)    The Indemnitee and the Indemnitor shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such claim and furnishing, without expense to the Indemnitor, management employees of the Indemnitee as may be reasonably necessary for the preparation of the defense of any such claim or for testimony as witness in any proceeding relating to such claim.

13.5	Settlement of Third Party Claims.
No settlement of a Third Party Claim involving the asserted Liability of the Indemnitee under this Article 13 shall be made without the prior written consent by or on behalf of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed. Consent shall be presumed in the case of settlements of €150,000 or less where the Indemnitee has not responded within 20 Business Days of written notice of a proposed settlement. Any settlement of a Third Party Claim shall include an unconditional release of the Indemnitee from all liability in respect of such asserted liability.

13.6	Duration.
All representations and warranties of Seller set forth in this Agreement shall remain operative and in full force and effect until the date that is 18 months after the Closing (the “Release Date”) except that (i) the Fundamental Representations shall survive indefinitely, (ii) the representations and warranties set forth in Section 4.20 shall survive until 60 days after the date upon which the right of the Taxing Authorities or any other competent authorities to assess or claim any Taxes in respect of the matters giving rise to such an Indemnification Claim is barred by the relevant statute of limitation, and (iii) the representations and warranties set forth in Section 4.13 shall survive until the date that is five years after Closing, and for the avoidance of doubt no Indemnification Claim may be made for any breach of such representations and warranties following the expiration of the applicable period. All representations and warranties of Purchaser and Parent set forth in this Agreement shall remain operative and in full force and effect until the Release Date, (and for the avoidance of doubt no Indemnification Claim may be made for any breach of such representations and warranties following the Release Date), except the representations and warranties of Purchaser and Parent set forth in Sections 5.1, 5.3 and 5.5 which shall survive indefinitely. All covenants of the Parties shall survive in accordance with their respective terms.
13.7    Limitations and Exclusions.
(a)    The Indemnitor shall be obligated to indemnify the Indemnitee only when the aggregate of all Losses suffered or incurred by the Indemnitee as to which a right of indemnification is provided under Section 13.1(a) or 13.2(a) exceeds €7,500,000 (the “Threshold Amount”). After the aggregate of all Losses suffered or incurred by the Indemnitee exceeds the Threshold Amount, the Indemnitor shall be obligated to indemnify the Indemnitee for the amount of such Losses that exceed the Threshold Amount. In no event shall the aggregate Liability of Seller, or the aggregate Liability of Parent and Purchaser, under this Article 13 exceed €75,000,000 (the “Maximum Amount”). Furthermore, no claim for a Loss may be made for indemnification hereunder if the amount of such claim does not exceed €150,000 (the “De Minimis Amount”). Notwithstanding the above, neither the Threshold Amount, the Maximum Amount nor the De Minimis Amount limitations shall apply to the indemnification rights of the Parties hereto for Losses resulting from (i) fraud, (ii) breach of the Fundamental Representations, (iii) the Tax Indemnity, or (iv) Sections 13.1(c), 13.1(d), 13.1(e), 13.1(f) and 13.1(g), and the payment of such amounts by the Indemnitor shall not count toward the calculation of the Maximum Amount of the Indemnitor.
(b)    The amount of Losses for which indemnification is available under this Article 13 shall be reduced by any Tax Benefits actually recognized in the tax period in which the Losses are sustained or paid by the Indemnitee arising from the circumstances giving rise to the claim for Losses.
(c)    No Party will in any event be liable under this Article 13, and no claim for indemnification may in any event be asserted under this Article 13, for any exemplary, punitive, special, consequential, incidental or indirect Losses, other than to the extent such Losses shall have been awarded to a third party with respect to a matter otherwise indemnifiable hereunder.
(d)    Notwithstanding anything herein to the contrary, no Indemnitee shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Related Person has been indemnified or reimbursed for such amount under any other provision of a Purchase Document. Without limiting the generality of the foregoing, if any fact, circumstance or condition forming a basis for a claim for indemnification under this Article 13 or Article 14 shall overlap with any fact, circumstance, condition, agreement or event forming the basis of any other claim for indemnification under this Article 13 or Article 14, or any deduction from the Base Amount pursuant to Section 2.2, there shall be no duplication in the calculation of the amount of the Losses (or, in the case of Article 14, Taxes).
(e)    Notwithstanding anything to the contrary contained herein, Seller shall not be liable for any Losses to the extent the matter or circumstance giving rise to the indemnification is reflected in calculating the Purchase Price, nor shall the Seller be liable for any Losses (except with respect to any amount subject to the Tax Indemnity, arising from the representations and warranties under Section 4.20 or indemnifiable under Sections 13.1(c), 13.1(d), 13.1(e), 13.1(f) and 13.1(g)) to the extent the matter or circumstance giving rise to the indemnification, was included on the face of the Financial Statements or in a footnote thereto, or was disclosed in a Disclosure Schedule.
(f)    Notwithstanding anything to the contrary contained herein and for the avoidance of doubt, Seller shall not be liable for any Losses (including Taxes and other Losses otherwise indemnifiable under Article 14), to the extent (i) such Losses would not have arisen but for any winding-up, a change in the operation of the Company Group by Purchaser or its or Parent’s Related Person after the Closing Date, reorganization or change in ownership of any member of the Purchaser Group after the Closing Date or (ii) such Losses arose or were increased as a direct or indirect result of any change in Law occurring after the Closing Date.
(g)    Notwithstanding anything to the contrary in this Agreement, Seller shall not have any liability for any breach of, or inaccuracy in, any representation or warranty made by Seller or the Company to the extent that either Purchaser or Parent had actual knowledge at or before the date hereof that such representation or warranty was breached or inaccurate, provided that (i) Seller shall bear the burden of proof in showing that Purchaser or Parent had actual knowledge at or before the date hereof that such representation or warranty was breached or inaccurate, and (ii) this clause (g) shall not apply to Seller’s indemnification obligations under the Tax Indemnity, Sections 13.1(c), 13.1(d), 13.1(e), 13.1(f) and 13.1(g) and any Loss arising from the breach of representations and warranties under Section 4.20.
(h)    Each Indemnitee shall use commercially reasonable efforts to mitigate their respective Losses (including for the avoidance of doubt Taxes and other Losses otherwise indemnifiable under Article 14) upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. An Indemnitor shall have no liability for any portion of such Losses that reasonably could have been avoided had the Indemnitee made such efforts.
(i)    Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for (i) any deferred Tax liabilities included in the Financial Statements,

calculated consistently with past practices, or in a footnote thereto, or (ii) for Taxes which were caused by the actions following the Closing of Purchaser, Parent and their Related Persons, except where such actions were (i) taken by any such person with the mutual approval and cooperation of Seller to engage in regularizations for value-added tax and transfer-pricing purposes as permitted by applicable Law or (ii) otherwise required by applicable Law.
13.8    Insurance and Third Party Recovery.
The amount of Losses for which indemnification is available under this Article 13 or Article 14 shall be calculated net of any amounts recovered or recoverable by Indemnitee under insurance or otherwise from third parties with respect to such Losses.
13.9    Subrogation Rights.
In the event that the Indemnitor shall be obligated to indemnify the Indemnitee pursuant to this Article 13, the Indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the Indemnitee with respect to the Losses to which such indemnification relates; provided, however, that the Indemnitor shall only be subrogated to the extent of any amount paid by it pursuant to this Article 13 in connection with such Losses and shall not be entitled to make any claim under any insurance policy of the Company or any other Indemnitee.
13.10    Exclusive Remedy.
Except as provided in Article 14, the Parties covenant and agree that, from and after the Closing, the remedies provided for in this Article 13 shall constitute the sole and exclusive remedy for all Losses that any Indemnitee may suffer or incur arising from, or directly or indirectly relating to, the Company Group, this Agreement or the Proposed Transactions, and the Parties hereto hereby irrevocably waive any other rights or remedies (whether at law or in equity and whether based on contract, tort, statute or otherwise) that they may otherwise have had, now have or may in the future have against any of the other Parties or any of the respective direct or indirect Related Persons, officers, managers, directors, employees, advisors, shareholders, members, consultants, investment bankers, brokers, controlling persons, partners, managers or other representatives or agents thereof (each of whom shall be an express third-party beneficiary hereof) arising from, or directly or indirectly relating to, the Company Group, this Agreement or the Proposed Transactions and covenant not to sue or otherwise assert any claim (or assist any other Person in suing or otherwise asserting any claim) encompassed by the foregoing covenants, agreement and waiver; provided, however, that the foregoing shall not apply to claims of fraud, and provided, further, that the foregoing shall not limit the Parties’ rights to specific performance as contemplated by Section 15.15 with respect to covenants to be performed after the Closing pursuant to this Agreement (but shall apply to any monetary damages in connection with any failure to perform or breach thereof). Any Person who is sued or otherwise has a claim asserted against him, her or it in violation of this Section 13.10 may enforce it directly as an express third-party beneficiary thereof.

ARTICLE 14    TAX MATTERS
14.1    Tax Matters.
(a)    Seller shall from and after the Closing indemnify the Company, its Subsidiaries and the Purchaser and hold them harmless from and against (without duplication): (i) all Taxes (and Losses, if any, resulting from the non-payment thereof) of the Company and its Subsidiaries for all Taxable periods ending on or before December 31, 2014 and the portion through the end of December 31, 2014 for any Taxable period that includes (but does not end on) December 31, 2014 (“Pre-December 31 Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined, unitary group or fiscal unity of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the December 31, 2014, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign Law or regulation, (iii) any and all Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, (iv) any Tax arising out of or relating to the Restructuring, (v) all Taxes arising from the termination of any fiscal unity or other group or unity as a result of the transactions contemplated by this Agreement, (vi) all Taxes arising from the transfer of the Warehouse as provided in Section 2.5, and (vii) any loss of deferred tax assets, provided that in each of (i) through (v) the obligation of Seller to indemnify shall not apply until Tax (and the related Loss, if any) becomes due and payable. From and after the Closing Seller shall reimburse Purchaser for any Taxes that have become due and payable of the Company or its Subsidiaries that are the responsibility of Seller pursuant to this Section 14.1(a) within 15 Business Days after written notice of payment of such Taxes by Purchaser, the Company or its Subsidiaries. All such reimbursements shall be made by electronic transfer in immediately available funds and receipt of the amount due shall be an effective discharge of the relevant reimbursement obligation. Such indemnity provided under this Section 14.1(a) shall be referred to herein as the “Tax Indemnity.” For the avoidance of doubt, if a Tax both is included in the Tax Indemnity and arises from a breach of a tax representation or warranty under Section 4.20, that Tax is to be covered by this Section 14.1 and not Section 13.1.
(b)        In the case of any Taxable period that includes (but does not end on) December 31, 2014 (a “Straddle Period”), (i) the amount of any Taxes based on or measured by income or receipts of the Company and its Subsidiaries for the Pre-December 31 Tax Period shall be determined based on an interim closing of the books as of the close of business on December 31, 2014 (and for such purpose, the Taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and (ii) the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period which relate to the Pre-December 31 Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on December 31, 2014 and the denominator of which is the number of days in such Straddle Period.

(c)    Seller and Purchaser agree to treat the payment of an Indemnification Claim or Tax Indemnity hereunder as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes. If, notwithstanding the treatment required by the preceding sentence, the payment of an Indemnification Claim or Tax Indemnity hereunder is determined to be taxable to the party receiving such payment by any Taxing Authority, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of the receipt of such payment and any expenses incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).
(d)    Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns for the Company and its Subsidiaries which are required to be filed after the Closing Date. Purchaser shall permit Seller to review and comment on each Tax Return relating to a Pre-December 31 Tax Period prior to filing, and any such comments shall be provided to Purchaser no later than ten days prior to the due date for such Tax Return. Purchaser shall incorporate any reasonable comments to such Tax Returns.
(e)    With regard to cooperation on tax matters from and after the Closing:
(i)    Purchaser, the Company and its Subsidiaries, and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 14.1 and any audit, Litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary herein, from and after the Closing the Company and its Subsidiaries, Purchaser, Parent and Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Company and its Subsidiaries, Purchaser, Parent or Seller, as the case may be, shall allow the other Party to take possession of such books and records.
(ii)    Purchaser, the Company and Seller further agree, upon request, to use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Proposed Transactions).

(iii)    Purchaser, the Company and Seller further agree, upon request, to provide the other party, or any Related Person of either party, with all information that either party, or a Related Person of either party, may be required to report pursuant to Code Section 6043 and all Treasury Regulations promulgated thereunder.
(f)    All Tax sharing agreements or similar agreements between on the one hand one or more members of the Company Group and on the other hand Seller and its Related Persons (excluding the Company Group), shall be terminated as of the Closing Date and, after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.
(g)    All transfer, documentary, deed recording, sales, use, stamp, registration and other such Taxes, and all conveyance and notarial fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the Proposed Transactions shall be paid by Purchaser when due, and Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Seller will, and will cause its Related Persons to, join in the execution of any such Tax Returns and other documentation. Notwithstanding the foregoing, Seller shall pay all such Taxes and all conveyance and notarial fees, recording charges and other fees and charges (including any penalties and interest and the cost of filing all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges) from the transfer of the Warehouse as provided in Section 2.5, and, if required by applicable law, Buyer will, and will cause its Related Persons to, join in the execution of any such Tax Returns and other documentation.

14.2	Audits and Other Proceedings.
(a)    Following the Closing Date, if an audit or other administrative or judicial proceeding is initiated by any Taxing Authority with respect to Taxes of the Company or any of its Subsidiaries for which Seller would be liable pursuant to Section 13.1 or 14.1, Purchaser or the Company, as the case may be, shall within 15 Business Days notify Seller in writing of such audit or proceeding. Failure to give such notice shall not relieve Seller from any indemnification obligation which it would have with respect to Section 13.1 or 14.1, except to the extent that Seller is actually prejudiced thereby. Seller will have the right, at its option and its expense, to control the conduct of all stages of any audit or other administrative or judicial proceeding with representatives of its own choosing with respect to Taxes of Company or any of its Subsidiaries for which Seller would have an indemnification obligation under Section 13.1 or 14.1, provided, however, Seller shall allow the Company and its counsel to participate in any audit or other administrative or judicial proceeding to the extent that such Taxes relate to the Company and its Subsidiaries. At such time as such request is received by Purchaser, Purchaser or the Company, as the case may be, will furnish Seller and/or its Representatives with powers of attorney or any other documentation or authorization necessary or appropriate to enable Seller and/or its Representatives to control the conduct of such audit or other proceeding. Purchaser shall control the conduct of all stages of all other audits or other administrative or judicial proceedings with respect to Taxes of the Company or any of its Subsidiaries. Purchaser and the Company shall not, and shall not permit any of their Related Persons to, accept any proposed adjustment or enter into any settlement or agreement in compromise regarding any Taxes of the Company or any of its Subsidiaries for which Seller would have an indemnification obligation under Section 13.1 or 14.1 without the express written consent of Seller, which consent shall not be unreasonably withheld or delayed.

(b)    With respect to any audit or other administrative or judicial proceeding from and after the Closing that it controls, Seller (x) shall give prompt notice to Purchaser of any Tax adjustment proposed in writing pursuant to any audit or other administrative or judicial proceeding controlled by Seller with respect to the assets or activities of the Company or any of its Subsidiaries and (y) shall not accept any proposed adjustment or enter into any settlement or agreement in compromise which would bind Purchaser or the Company or any of its Subsidiaries with respect to any Taxes of the Company or its Subsidiaries (other than any such Taxes for which Seller would have an indemnification obligation under Section 13.1 or 14.1) without the express written consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

14.3	Carrybacks.
Seller shall be entitled to the benefit of any refund for any Tax attributable to a Pre-December 31 Tax Period and Purchaser shall and shall procure that the Company Group shall use commercial best efforts to obtain any such refund that may be available and, if any such amounts are received by Parent, Purchaser, the Company Group or their Related Persons, Purchaser shall within 15 Business Days from such receipt pay such amount to Seller by wire transfer in immediately available funds without any withholding (except as otherwise provided in accordance with Section 3.5), set-off, deduction or counterclaim, except that any refund of any Tax (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute (including net operating losses and credits) of any of the Company and its Subsidiaries shall inure to the benefit of Purchaser, and if any such amounts are received by Seller, Seller shall within 15 Business Days from receipt pay such amount to Purchaser by wire transfer in immediately available funds without any withholding, set-off, deduction or counterclaim. All payments shall be made by electronic transfer and receipt of the amount due shall be an effective discharge of the relevant payment obligation.
ARTICLE 15    GENERAL PROVISIONS

15.1	Fees and Expenses.
Except as otherwise specifically provided below or elsewhere in this Agreement, regardless of whether the Proposed Transactions are consummated, the Parties each shall pay their respective fees and expenses in connection with the Proposed Transactions. Notwithstanding anything in this Agreement to the contrary if, after the Closing Date, the Company receives any bills or invoices from any legal, accounting, investment banking or other consultants or advisors for fees incurred by any member of the Company Group prior to Closing or Seller with respect to the Proposed Transactions that were not taken into account in the calculation of Transaction Expenses or otherwise compensated, the Company shall forward such bills or invoices to Seller for payment of such amount promptly after receipt thereof.

15.2	Notices.
All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing in English and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by email (without delivery failure notice), one Business Day after the date when sent to the recipient by reputable overnight express courier services (charges prepaid) or three Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to Parent, Purchaser and Seller at the addresses indicated below:
If to Seller:
Enterhold S.A.3, rue Nicolas Adames
L-1114 Luxembourg
Attention: Mr Georges Reuter
Email: info@reuter.lu

with a copy (which shall not constitute notice) to:

Allen & Overy SCS
33 avenue J.F. Kennedy
L-1855 Luxembourg
Attention: Mr Fabian Beullekens
Email: fabian.beullekens@allenovery.com

If to Parent or Purchaser:
Mohawk Industries, Inc.
160 South Industrial Blvd.
Calhoun, GA 30701
Attention:    R. David Patton
Email: Dave_Patton@Mohawkind.com

with a copy (which shall not constitute notice) to:

Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309
Attention: Paul J. Nozick
Email: paul.nozick@alston.com

or to such other address as the parties hereto may designate in writing to the other in accordance with this Section 15.2. Any Party may change the address to which notices are to be sent by giving written notice of such change of address to the other parties in the manner above provided for giving notice.

15.3	Assignment.
This Agreement and the rights and obligations hereunder may not be assigned unless (a) such assignment is consented to in writing by both Purchaser and Seller, or (b) Parent or Purchaser assigns its rights, in whole or in part, to a direct or indirect wholly owned subsidiary of Parent, but in the case of clause (b), no such assignment will relieve Purchaser or Parent of its respective obligations under this Agreement, including the obligation to pay the Purchase Price and its other payment obligations hereunder (including with respect to the repayment of the Specified Indebtedness and the Shareholder Loans (including Shareholder Loan Interest), and the Warehouse Purchase Price) by means of delivery of the Parent Common Stock and funds as set forth herein. This Agreement shall inure to the benefit of and shall be binding upon any successors and permitted (in accordance with the foregoing sentence) assigns of each Party.
15.4    No Benefit to Others.
The representations, warranties, covenants, and agreements contained in this Agreement are for the sole benefit of the Parties hereto and, in the case of Article 13 hereof, Purchaser Indemnitees, Seller Indemnitees and Persons referred to in the final sentence of Article 13, and their respective heirs, executors, administrators, legal representatives, successors and assigns, and they shall not be construed as conferring any Third Party beneficiary or any other rights on any other Persons.
15.5    Headings and Gender; Construction; Interpretation.
(a)    Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires.
(b)    Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against Parent, Purchaser or Seller, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. On the contrary, this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words so as fairly to accomplish the purposes and intentions of all the Parties. For the avoidance of doubt, the Parties agree to waive the application of Article 1602 of the Luxembourg Civil Code.
15.6    Counterparts.
This Agreement may be executed in counterparts (including by means of email / pdf), all of which shall be considered one and the same Agreement, and shall become effective when one counterpart has been signed by each Party and delivered to the other Parties hereto.

15.7	Actions of the Company.
Whenever this Agreement requires the Company to take any action or to refrain from taking any action, such requirement shall be deemed to involve, (i) with respect to actions to be taken, or not to be taken, at or prior to the Closing, an undertaking on the part of Seller to cause the Company to take such action or to refrain from taking such action, as applicable, to the extent Seller has the requisite authority to so do, and (ii) with respect to actions to be taken, or not to be taken, following the Closing, an undertaking on the part of Purchaser to cause the Company to take such action or to refrain from taking such action, as applicable, to the extent the Purchaser or Parent have the requisite authority to so do.
15.8    Integration of Agreement.
(a)    This Agreement, the Schedules, the Exhibits, the Disclosure Schedule, the other Purchase Documents and any other legally-binding written agreement entered into by the Parties on the date of this Agreement constitute the entire agreement among the Parties relating to the subject matter hereof and supersede all prior agreements, oral and written, between the Parties with respect to the subject matter hereof, other than the Confidentiality Agreement.
(b)    Neither this Agreement, nor any provision hereof, may be amended except with an agreement in writing signed by all Parties. Neither this Agreement, nor any provision hereof, may be waived, discharged or supplemented orally, but only by an agreement in writing signed by the Party against which the enforcement of such waiver, discharge or supplement is sought. The failure or delay of any Party at any time or times to require performance of any provision of this Agreement shall in no manner affect its right to enforce that provision. No single or partial waiver by any Party of any condition of this Agreement, or the breach of any term of this Agreement or the inaccuracy or warranty of this Agreement, whether by conduct or otherwise, in any one or more instances shall be construed or deemed to be a further or continuing waiver of any such condition, breach or inaccuracy or a waiver of any other condition, breach or inaccuracy.
15.9    Waiver.
The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power,

or privilege under this Agreement or the Purchase Documents will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power, privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the Purchase Documents can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the Purchase Documents.

15.10	Time of Essence.

Time is of the essence in this Agreement.
15.11    Governing Law.
This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and shall be construed in accordance with, the laws of the Grand Duchy of Luxembourg.
15.12    Arbitration of Disputes.
(a)    All disputes arising out of or in connection with this Agreement shall be exclusively and finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. The seat of the arbitration shall be Luxembourg and the language of the proceedings shall be English.
(b)    This Section 15.12 does not exclude the right of any Party to apply for interim relief before any court having jurisdiction.
(c)    This Section 15.12 shall also apply to disputes arising out of or in connection with other Purchase Documents, unless the relevant agreement or document provides otherwise.
(d)    Unless otherwise agreed by the Parties in writing, the Parties shall keep confidential all matters relating to the arbitration or the award, including all documents or testimony disclosed by the Parties during the proceedings, subject to applicable Law, and except as necessary to protect or pursue a legal right or to enforce or challenge an award in bona fide legal proceedings.
15.13    Partial Invalidity.
Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but in case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the Proposed Transactions to be unreasonable. To the extent the deemed deletion of the invalid, illegal or unenforceable provision or provisions is reasonably likely to have a Material Adverse Effect, the Parties shall endeavor in good faith to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as practicable to that of the invalid, illegal or unenforceable provisions.
15.14    Investigation.
Purchaser acknowledges that it has been given such access to the premises, books, records and Representatives of the Company Group and has had the opportunity to review such other data and other information with respect thereto as Purchaser has deemed necessary in its sole judgment to evaluate the Proposed Transactions. Purchaser acknowledges that none of Seller, the Company Group or any of their respective Representatives assumes any responsibility for the accuracy or adequacy of any information heretofore or hereafter furnished to Purchaser by or on behalf of the Company Group except as otherwise expressly provided in this Agreement. Purchaser agrees to accept the Company in the condition it is in on the Closing Date based upon its own analysis and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or the Company Group, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Purchaser understands that any cost estimates, revenue, earnings or cash flow projections or other predictions of future financial performance (excluding the EBITDA for the year ended December 31, 2014) that have been provided to Purchaser by or on behalf of Seller are not and shall not be deemed to be representations or warranties of Seller, the Company, their Representatives or any other Person. Purchaser acknowledges that (i) there are uncertainties inherent in attempting to make such estimates, projections and other predictions, (ii) Purchaser is familiar with such uncertainties, (iii) Purchaser is taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished and (iv) under no circumstances shall Purchaser have any claim against Seller, the Company Group or any of their respective Representatives with respect thereto.
15.15    Specific Performance.
The Parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy would exist and damages would be difficult to determine. Therefore, it is accordingly agreed that each Party hereto shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other Party, and appropriate injunctive relief shall be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled.
15.16    Parent and Purchaser.
In addition to the obligations of Parent under this Agreement and the other Purchaser Documents, Parent hereby:
(a)    guarantees to Seller the payment when due of all amounts payable by Purchaser under or pursuant to this Agreement and the other Purchase Documents;
(b)    undertakes to ensure that Purchaser will perform when due all its obligations under or pursuant to this Agreement and the other Purchase Documents;
(c)    agrees that if and each time Purchaser fails to make any payment when it is due under or pursuant to this Agreement or any other Purchase Document, Parent shall on demand (without requiring Seller first to take steps against Purchaser or any other person) pay that amount to Seller as if it were the principal obligor in respect of that amount by wire transfer of immediately available funds within five Business Days of the date such amount is requested; and
(d)    agrees as principal debtor and primary obligor to indemnify and hold harmless Seller and its Related Persons against all Losses sustained by them flowing from any non-payment or default of any kind by Purchaser under or pursuant to this Agreement or any other Purchase Document.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed, all as of the day and year first above written.

PARENT:

MOHAWK INDUSTRIES, INC.

By:    /s/ Jeffrey S. Lorberbaum
Name:    Jeffrey S. Lorberbaum
Title: Chairman and Chief Executive Officer

PURCHASER:

UNILIN BVBA

By:    /s/ Bernard Thiers
Name:    Bernard Thiers
Title:    General Manager

[Signature Page – Share Purchase Agreement (1 of 4)]

By signing hereunder for acceptance, the Company acknowledges (i) the existence of this Agreement and (ii) for the purposes of article 40 of the Luxembourg law of 10 August 1915 on commercial companies, as amended, and article 1690 of the Luxembourg Civil Code, subject to Closing, the transfer of the Shares, and undertakes to update the share register of the Company accordingly on the Closing Date.

COMPANY:

INTERNATIONAL FLOORING SYSTEMS S.A.

By:    /s/ Filiep Balcaen
Name:    Filiep Balcaen
Title:

[Signature Page – Share Purchase Agreement (2 of 4)]

SELLER:

ENTERHOLD S.A.

By:    /s/ Filiep Balcaen
Name:    Filiep Balcaen
Title:

[Signature Page – Share Purchase Agreement (3 of 4)]

Acknowledged and agreed to solely in respect to Section 10.1.

FILIEP BALCAEN

__/s/ Filiep Balcaen___________________

[Signature Page – Share Purchase Agreement (4 of 4)]

EXHIBIT A

FORM OF PURCHASER RELEASE AGREEMENT

A-1

EXHIBIT B

FORM OF SELLER RELEASE AGREEMENT

B-1

EXHIBIT C

FORM OF 897(c)(2) STATEMENT